Exhibit (a)(1)(A)

Offer to Purchase

for Cash

All Outstanding Shares of Common Stock

of

DIPLOMAT PHARMACY, INC.

at

$4.00 per share, net in cash

by

DENALI MERGER SUB, INC.

a direct wholly owned subsidiary of

UNITEDHEALTH GROUP INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON FEBRUARY 7, 2020, UNLESS EXTENDED OR EARLIER TERMINATED.

Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), is making an offer to purchase all outstanding shares (the “Shares”) of common stock, no par value (the “Common Stock”), of Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), at a price of $4.00 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to any required tax withholding, on the terms and subject to the conditions described in this Offer to Purchase, the accompanying Letter of Transmittal and other related materials (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 9, 2019 (as amended or supplemented from time to time, the “Merger Agreement”), by and among UnitedHealth Group, Purchaser and Diplomat. Following the consummation of the Offer and subject to the satisfaction or waiver of all of the conditions to the Merger (as defined below), Purchaser will merge with and into Diplomat, with Diplomat surviving as a direct wholly owned subsidiary of UnitedHealth Group (the “Merger”), in accordance with Section 703a(3) of the Michigan Business Corporation Act (the “MBCA”). The Offer and the Merger do not require the vote of Diplomat’s shareholders.

As a result of the Merger, each Share not previously purchased in the Offer and outstanding immediately prior to the effective time of the Merger (“Effective Time”), other than Shares that as of the Effective Time are (i) owned by UnitedHealth Group, Purchaser or any wholly owned subsidiary thereof or (ii) owned by Diplomat or held in Diplomat’s treasury, will automatically be converted into the right to receive the Offer Price in cash, without interest and subject to any required tax withholding. Pursuant to the MBCA, no appraisal or dissenters’ rights will be available to shareholders in connection with the Offer or the Merger. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The board of directors of Diplomat has unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Diplomat and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement by Diplomat and the consummation by Diplomat of the Transactions and the other covenants and agreements of Diplomat contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 703a(3) of the MBCA, and (iv) recommended that the shareholders of Diplomat accept the Offer and tender their Shares to Purchaser in the Offer.

Concurrently with the execution and delivery of the Merger Agreement, UnitedHealth Group, Purchaser, Philip R. Hagerman, one of Diplomat’s founders, and certain persons and entities affiliated with Mr. Hagerman (the “Supporting Shareholders”), entered into a Tender and Support Agreement, dated as of December 9, 2019 (the “Tender Agreement”), which provides, among other things and subject to certain terms and conditions therein, that the Supporting Shareholders will tender all of their Shares in the Offer. As of January 6, 2020, the Supporting Shareholders held, beneficially or of record, approximately 23% of the Shares then outstanding.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn in accordance with the terms of the Offer prior to the Expiration Time (as defined in Section 1—“Terms of the Offer”), a number of Shares that, when added to the Shares (if any) directly or indirectly owned by UnitedHealth Group and its wholly owned subsidiaries, would equal at least a majority of the total number of Shares outstanding as of the date the Shares are accepted for payment in the Offer (the “Minimum Tender Condition”). The Offer is also subject to certain other conditions described in this Offer to Purchase, including the receipt of certain consents, authorizations and approvals and the making of certain filings, applications and notices under certain state pharmacy laws and other customary conditions as described in Section 14—“Conditions of the Offer.” Subject to the foregoing and the other conditions to the Merger set forth in the Merger Agreement, the Transactions are expected to close in early 2020. A summary of the principal terms of the Offer appears in the “Summary Term Sheet” on page 1. You should read this entire document and the related Letter of Transmittal carefully before deciding whether to tender your Shares to Purchaser in the Offer.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any of the other Offer documents may be directed to the Information Agent at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase and will be furnished at Purchaser’s expense. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be obtained from the Securities and Exchange Commission at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (866) 829-0135

Banks and Brokers: (212) 269-5550

Email: DPLO@dfking.com

January 9, 2020

IMPORTANT

Shareholders desiring to tender their Shares in the Offer must:

1.	For Shares that are held in street name by the shareholder’s broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender their Shares to Purchaser through Computershare Trust Company, N.A., the depositary for the Offer (“Computershare” or the “Depositary”), before the Expiration Time.

2.	For Shares that are registered in the shareholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares”);

•	if using the Letter of Transmittal, have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal and any other required documents to the Depositary, at one of its addresses set forth on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the shareholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to the Depositary, at one of its addresses set forth on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” are followed. The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, is at the election and risk of the tendering shareholder.

THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF, OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN, THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read them carefully and in their entirety before making a decision with respect to the Offer.

Page

SUMMARY TERM SHEET	1

INTRODUCTION	8

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the accompanying Letter of Transmittal and other related materials (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety because the information in this summary term sheet is not complete and additional important information is included in the remainder of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer. The information concerning Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), contained herein and elsewhere in this Offer to Purchase has been provided to UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”), by Diplomat or has been taken from, or is based upon, publicly available documents or records of Diplomat on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. UnitedHealth Group and Purchaser have not independently verified the accuracy and completeness of such information. UnitedHealth Group and Purchaser have no knowledge that would indicate that any of the statements contained herein relating to Diplomat provided to UnitedHealth Group and Purchaser or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect. Questions or requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser or UnitedHealth Group, as the context requires.

Securities Sought:	All outstanding shares (the “Shares”) of Diplomat common stock, no par value (the “Common Stock”)

Price Offered Per Share:	$4.00 per Share net to you in cash (the “Offer Price”), without interest and subject to any required tax withholding

Scheduled Expiration Time:	12:01 a.m., New York City time, on February 7, 2020, unless extended or earlier terminated

Purchaser:	Denali Merger Sub, Inc., a direct wholly owned subsidiary of UnitedHealth Group

Diplomat Board Recommendation:	The board of directors of Diplomat has unanimously (i) determined that the Merger Agreement (as defined below), the Offer and the Merger (as defined below) are advisable, fair to and in the best interests of Diplomat and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement by Diplomat and the consummation by Diplomat of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) and the other covenants and agreements of Diplomat contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 703a(3) of the Michigan Business Corporation Act (the “MBCA”), and (iv) recommended that the shareholders of Diplomat accept the Offer and tender their Shares to Purchaser in the Offer.

Tender and Support Agreement:	Concurrently with the execution and delivery of the Merger Agreement, UnitedHealth Group, Purchaser, Philip R. Hagerman, one of Diplomat’s founders, and certain persons and entities affiliated with Mr. Hagerman (the “Supporting Shareholders”) entered into a Tender and Support Agreement, dated December 9, 2019 (the “Tender Agreement”), which provides, among other things and subject to certain terms and conditions, that the Supporting Shareholders will tender their Shares in the Offer. As of January 6, 2020, the Supporting Shareholders held, beneficially or of record, approximately 23% of the Shares then outstanding.

Who is offering to buy my Shares?

Purchaser is Denali Merger Sub, Inc., a Michigan corporation and a direct wholly owned subsidiary of UnitedHealth Group, formed for the purpose of making this Offer and acquiring all Shares. UnitedHealth Group (NYSE: UNH) is a diversified health care company dedicated to helping people live healthier lives and helping make the health system work better for everyone. UnitedHealth Group offers a broad spectrum of products and services through two distinct platforms: UnitedHealthcare, which provides health care coverage and benefits services; and Optum, which provides information and technology-enabled health services. OptumRx, an innovative pharmacy care services company managing the prescription drug benefits of commercial, Medicare, Medicaid and other government health plans, as well as those of employers and unions through a national network of 67,000 community pharmacies, is part of Optum. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning UnitedHealth Group and Purchaser.”

Is there an agreement governing the Offer?

Yes. The Offer is governed by an Agreement and Plan of Merger, dated as of December 9, 2019 (as amended or supplemented from time to time, the “Merger Agreement”), by and among UnitedHealth Group, Purchaser and Diplomat. The Merger Agreement contains, among other things, the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Diplomat, with Diplomat surviving as a direct wholly owned subsidiary of UnitedHealth Group (the “Merger”) in accordance with Section 703a(3) of the MBCA. The Offer and the Merger do not require the vote of Diplomat’s shareholders. See Section 13—“The Merger Agreement.”

How many Shares are you offering to purchase in the Offer?

We are offering to purchase all Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Diplomat. If the Offer is consummated, we will complete the Merger as soon as practicable on the same business day as the Shares are accepted for payment in the Offer if all of the conditions to the Merger have been satisfied. After the consummation of the Offer and closing of the Merger, Diplomat will be a direct wholly owned subsidiary of UnitedHealth Group and Diplomat’s Common Stock will no longer be publicly traded.

How much are you offering to pay for the Shares and in what form of payment?

We are offering to pay $4.00, net to you in cash, without interest and subject to any required tax withholding, for each Share validly tendered (and not properly withdrawn) and accepted for payment in the Offer.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

What does the board of directors of Diplomat think of the Offer?

The board of directors of Diplomat has unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Diplomat and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement by Diplomat and the consummation by Diplomat of the Transactions and the other covenants and agreements of Diplomat contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 703a(3) of the MBCA, and (iv) recommended that the shareholders of Diplomat accept the Offer and tender their Shares to Purchaser in the Offer. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

What is the market value of my Shares as of a recent date?

On November 12, 2019, the trading day on which Diplomat publicly announced its financial results for the third quarter ended September 30, 2019 and revised its guidance for 2019, the closing price of Diplomat’s Common Stock reported on the New York Stock Exchange (the “NYSE”) was $3.10 per Share. On December 6, 2019, the last full trading day before we announced the execution of the Merger Agreement, the closing price of Diplomat’s Common Stock reported on the NYSE was $5.81 per Share. On January 8, 2020, the last full trading day before commencement of the Offer, the closing price of Diplomat’s Common Stock reported on the NYSE was $4.11 per Share. We recommend that you obtain a recent quotation for Diplomat’s Common Stock in deciding whether to tender your Shares to Purchaser in the Offer. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

How long do I have to decide whether to tender in the Offer?

Unless we extend or terminate the Offer, you will have until 12:01 a.m., New York City time, on February 7, 2020, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use the guaranteed delivery procedure that is described in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•

Purchaser will extend the Offer on one or more occasions, in consecutive increments of up to 10 business days (or such longer period as the parties may agree) each, if at any scheduled Expiration Time (as defined in Section 1—“Terms of the Offer”) any of the Offer Conditions (as defined below) (other than the Minimum Tender Condition (as defined below), which Purchaser and UnitedHealth Group may not waive) have not been satisfied or waived, to permit such Offer Condition to be satisfied;

•	Purchaser will extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and

•

If at any scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) has been satisfied or waived, Purchaser may, and, if requested by Diplomat, must, extend the Offer up to 20 business days in order to satisfy the Minimum Tender Condition.

However, Purchaser will in no event be required to extend the Offer beyond the Outside Date (as defined in Section 13—“The Merger Agreement”). See Section 1—“Terms of the Offer” for additional information about our rights and obligations to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (“Computershare” or the “Depositary”), and will notify Diplomat shareholders by making a public announcement of the extension consistent with the requirements of the SEC, to be issued not later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time. See Section 1—“Terms of the Offer.”

Will you provide a subsequent offering period?

We do not expect to provide for a subsequent offering period for the Offer. However, the Merger Agreement provides that we may, with the prior written consent of Diplomat, provide for a subsequent offering period (within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

What is the “Minimum Tender Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered and not properly withdrawn before the Expiration Time a number of Shares that, when added to the Shares (if any) directly or indirectly owned by UnitedHealth Group and its wholly owned subsidiaries, would be equal to at least a majority of the total number of Shares outstanding as of the date the Shares are accepted for payment in the Offer.

We refer to this condition as the “Minimum Tender Condition.”

If the number of Shares validly tendered (and not properly withdrawn) in the Offer is insufficient to satisfy the Minimum Tender Condition at the Expiration Time, then (i) neither the Offer nor the Merger will be consummated and (ii) Diplomat’s shareholders will not receive the Offer Price or the Merger Consideration (as defined in Section 13—“The Merger Agreement”), as applicable.

What are the most significant conditions to the Offer other than the Minimum Tender Condition?

The obligations of Purchaser to accept for payment and pay for any Shares that are validly tendered (and not properly withdrawn) are subject to the satisfaction of the Minimum Tender Condition and the satisfaction or waiver of the other conditions described in Section 14—“Conditions of the Offer” (the “Offer Conditions”), including, but not limited to:

•

the expiration or termination of any applicable waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the purchase of Shares in the Offer and the closing of the Merger, which expired on December 27, 2019;

•

the accuracy of Diplomat’s representations and warranties in the Merger Agreement and its performance of or compliance with its agreements and covenants in the Merger Agreement, subject to specified materiality standards;

•

the absence of any judgment, order, award, injunction, ruling, writ, assessment, determination, directive, settlement, award or decree, whether temporary, preliminary or permanent, by any governmental entity of competent jurisdiction or any law enjoining, restraining, prohibiting, preventing or making illegal the making of the Offer, the consummation of the Offer or the closing of the Merger; and

•	the receipt of certain consents, authorizations and approvals and the making of certain filings, applications and notices under certain state pharmacy laws.

Have any other shareholders agreed to tender their Shares in the Offer?

Yes. Concurrently with the execution and delivery of the Merger Agreement, UnitedHealth Group, Purchaser and the Supporting Shareholders entered into the Tender Agreement, which provides that the Supporting Shareholders will tender their Shares in the Offer. As of January 6, 2020, the Supporting Shareholders held, beneficially or of record, approximately 23% of the Shares then outstanding. The Tender Agreement is filed as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by UnitedHealth Group on January 9, 2020. Other than the foregoing, no other shareholders have explicitly agreed to tender their Shares in the Offer prior to the date of this Offer to Purchase.

Do you have the financial resources to pay for the Shares tendered in the Offer?

Yes. Upon satisfaction of the Offer Conditions, UnitedHealth Group will arrange for Purchaser to be provided with sufficient funds to pay for (i) all Shares validly tendered (and not properly withdrawn) and accepted for payment in the Offer and (ii) all Shares not purchased in the Offer and outstanding immediately prior to the Effective Time of the Merger, which we will acquire in connection with the Merger. The Offer and the Merger are not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe that our financial condition is relevant to your decision to tender Shares in the Offer because (i) we are making the Offer for all Shares solely for cash, (ii) Purchaser will have sufficient funds and financial resources available to purchase all Shares validly tendered (and not properly withdrawn), accepted for payment in the Offer and acquired in the Merger, (iii) the Offer is not subject to any financing condition, and (iv) if we consummate the Offer, we will acquire all remaining Shares for the same cash price per share in the Merger. See Section 10—“Source and Amount of Funds.”

How do I tender my Shares?

To tender certificated Shares, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), with any required signature guarantees and any other required documents, to Computershare before the Expiration Time. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Shares through the Depositary. To tender Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares”), and any other required documents, must be received by Computershare, the Depositary for the Offer, before the Expiration Time pursuant to the book-entry procedures described in Section 3—“Procedure for Tendering Shares—Book Entry Transfer.” If you cannot deliver a required item to the Depositary prior to the Expiration Time, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within two trading days after the date of execution of a Notice of Guaranteed Delivery. However, the Depositary must receive the missing items within that two-trading-day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your previously tendered Shares, you must deliver a written notice of withdrawal (or manually executed facsimile thereof), with all required information to Computershare while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to timely arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by March 9, 2020, you may withdraw your Shares at any time thereafter until we accept your Shares for payment. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

Can holders of stock options, restricted stock units and restricted stock awards participate in the Offer?

No. The Offer is only for Shares that are not subject to vesting conditions and not for any options, restricted stock units, restricted stock awards or other rights to acquire, or securities convertible into or exchangeable for, Shares. See Section 13—“The Merger Agreement” for a description of the treatment of options to purchase Common Stock, restricted stock units and restricted stock awards in the Merger.

If the Minimum Tender Condition is satisfied and the Shares tendered are purchased in the Offer, will Diplomat continue as a public company?

No. If the Minimum Tender Condition is satisfied and the Shares tendered are purchased in the Offer, we expect to promptly consummate the Merger assuming all conditions to the Merger are satisfied or waived. After the closing of the Merger, UnitedHealth Group will own all outstanding capital stock of Diplomat. We intend to cause the Shares to be delisted from the NYSE and deregistered under the Exchange Act, as soon after closing of the Merger as the requirements for such delisting and termination of registration are satisfied. See Section 7—“Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If the Offer Conditions are satisfied or duly waived, including the Minimum Tender Condition, and the Shares are accepted for purchase in the Offer, then, assuming all conditions to the Merger are satisfied or waived, we will complete the Merger in accordance with the terms of the Merger Agreement and pursuant to Section 703a(3) of the MBCA. The Offer and the Merger do not require the vote of Diplomat’s shareholders. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied or any of the other Offer Conditions are not satisfied or duly waived, we are not required to accept Shares for purchase in the Offer and will not consummate the Merger.

Under the MBCA, shareholders of Diplomat will not be required to vote on the adoption of the Merger Agreement and will not be required to vote on the Merger. If the Merger is consummated, all Diplomat shareholders who did not tender their Shares in the Offer will be entitled to receive an amount in cash, without interest and subject to any required tax withholding, equal to the Offer Price.

Pursuant to the MBCA, there are no appraisal rights available in connection with the Merger. See the “Introduction” to this Offer to Purchase.

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder (as defined in Section 5—“Certain U.S. Federal

Income Tax Consequences”) who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the applicable Shares. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. See the “Introduction” to this Offer to Purchase and Section 5—“Certain U.S. Federal Income Tax Consequences” for a description of certain U.S. federal income tax consequences of the disposition of Shares pursuant to the Offer and the Merger. Shareholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger is consummated, your Shares will be automatically cancelled, and you will be entitled to receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest paid on that amount and subject to any required tax withholding. Accordingly, if the Merger is consummated, the difference to you between tendering your Shares in the Offer and not tendering your Shares in the Offer is that if you tender your Shares in the Offer, you may be paid earlier.

If I tender my Shares, when and how will I get paid?

On the terms and subject to the conditions of the Offer, payment for Shares accepted by Purchaser for payment in the Offer will be made by deposit by Purchaser of the aggregate purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Who can I talk to if I have questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent for the Offer, at (212) 269-5550 if you are a bank or broker or (866) 829-0135 if you are a shareholder. See the back cover of this Offer to Purchase for additional information on how to contact our Information Agent. The Information Agent is not making any recommendation with respect to the Offer.

To the Holders of Diplomat Common Stock:

INTRODUCTION

Denali Merger Sub, Inc., a Michigan corporation ( “Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), is making an offer to purchase all outstanding shares (the “Shares”) of common stock, no par value (the “Common Stock”), of Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), at a price of $4.00 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to any required tax withholding, upon the terms and subject to the conditions described in this Offer to Purchase, the accompanying Letter of Transmittal and other related materials (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer, the Merger (as defined below) and the other transactions contemplated by the Merger Agreement (as defined below) are collectively referred to as the “Transactions.” Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser or UnitedHealth Group, as the context requires.

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 9, 2019 (as amended or supplemented from time to time, the “Merger Agreement”), by and among UnitedHealth Group, Purchaser and Diplomat. Under the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of all of the conditions to the Merger, Purchaser will merge with and into Diplomat, with Diplomat surviving as a direct wholly owned subsidiary of UnitedHealth Group (the “Merger”), in accordance with Section 703a(3) of the Michigan Business Corporation Act (the “MBCA”). The Offer and the Merger do not require the vote of Diplomat’s shareholders.

Concurrently with the execution and delivery of the Merger Agreement, UnitedHealth Group, Purchaser, Philip R. Hagerman, one of Diplomat’s founders, and certain persons and entities affiliated with Mr. Hagerman (the “Supporting Shareholders”), entered into a Tender and Support Agreement, dated as of December 9, 2019 (the “Tender Agreement”), which provides, among other things and subject to certain terms and conditions, that the Supporting Shareholders will tender their Shares in the Offer. As of January 6, 2020, the Supporting Shareholders held, beneficially or of record, approximately 23% of the Shares then outstanding. The Tender Agreement automatically terminates upon the termination of the Merger Agreement in accordance with its terms.

The Merger shall become effective on the date and time at which a certificate of merger with respect to the Merger has been duly filed with the Department of Licensing and Regulatory Affairs, Corporations, Securities & Commercial Licensing Bureau for the State of Michigan or at such other date and time as is agreed among UnitedHealth Group, Purchaser and Diplomat and specified in the Certificate of Merger (such date and time, the “Effective Time”). At the Effective Time, each Share not previously purchased in the Offer and outstanding immediately prior to the Effective Time (other than Shares that as of the Effective Time are (i) owned by UnitedHealth Group, Purchaser or any wholly owned subsidiary thereof or (ii) owned by Diplomat or held in Diplomat’s treasury) will automatically be converted into the right to receive the Offer Price in cash, without interest and subject to any required tax withholding. Pursuant to the MBCA, no appraisal or dissenters’ rights will be available to shareholders in connection with the Offer or the Merger.

Unless we extend or terminate the Offer, you will have until 12:01 a.m., New York City time, on February 7, 2020, to tender your Shares in the Offer. If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by March 9, 2020, you may withdraw them at any time thereafter until we accept them for payment.

The board of directors of Diplomat has unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Diplomat and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement by Diplomat and the consummation by Diplomat of the Transactions and the other covenants and agreements of Diplomat contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 703a(3) of the MBCA, and (iv) recommended that the shareholders of Diplomat accept the Offer and tender their Shares to Purchaser in the Offer.

For factors considered by Diplomat’s board of directors with respect to such determinations, approvals and recommendations, see Diplomat’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to shareholders concurrently herewith.

The consummation of the Offer and the closing of the Merger are not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn in accordance with the terms of the Offer prior to the Expiration Time (as defined in Section 1—“Terms of the Offer”), Shares that, when added to the Shares (if any) directly or indirectly owned by UnitedHealth Group and its wholly owned subsidiaries, would equal at least a majority of the total number of Shares outstanding as of the date the Shares are accepted for payment in the Offer (the “Minimum Tender Condition”). The Offer is also subject to certain other conditions described in this Offer to Purchase, including the making of certain filings, applications and notices under certain state pharmacy laws and other customary conditions as described in Section 14—“Conditions of the Offer.” Subject to the foregoing and the other conditions to the Merger set forth in the Merger Agreement, the Transactions are expected to close in early 2020. A summary of the principal terms of the Offer appears in the “Summary Term Sheet” on page 1. You should read this entire document and the related Letter of Transmittal carefully before deciding whether to tender your Shares to Purchaser in the Offer.

Diplomat has informed Purchaser that, as of January 6, 2020 there were (i) 76,000,791 Shares of Common Stock outstanding (including 186,969 Shares of Common Stock issued as Diplomat restricted stock awards, which cannot be tendered in the Offer), (ii) 3,635,905 shares of Common Stock subject to outstanding Diplomat stock options (assuming performance levels were achieved at 100%), (iii) 3,785,059 shares of Common Stock subject to outstanding Diplomat restricted stock units (assuming performance levels were achieved at 100%) and (iv) no shares of preferred or other capital stock issued or outstanding.

The closing of the Merger is subject to certain conditions, including the consummation of the Offer. As soon as practicable on the same business day as Shares are accepted for payment in the Offer and subject to the satisfaction or waiver of the other conditions to the Merger, Purchaser will complete the Merger in accordance with Section 703a(3) of the MBCA. The Offer and the Merger do not require a vote of Diplomat’s shareholders.

Certain U.S. federal income tax consequences of the disposition of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences.” We recommend that shareholders consult their tax advisors regarding the tax consequences of the disposition of Shares pursuant to the Offer and the Merger.

The Offer is only for Shares that are not subject to vesting conditions and not for any options, restricted stock units or restricted stock awards. See Section 13—“The Merger Agreement” for more information about the treatment of stock options, restricted stock units and restricted stock awards. The tax consequences to holders of options with respect to an exercise of those options are not described under Section 5—“Certain U.S. Federal Income Tax Consequences.” We recommend that holders of options to purchase Common Stock consult their tax advisors for advice with respect to potential income tax consequences in connection with the decision to exercise or not exercise their options.

Shareholders whose Shares are registered in their own names and who tender their Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal related to this Offer to Purchase, transfer taxes on the tender of

Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by Computershare Trust Company, N.A., the Depositary for the Offer (“Computershare” or the “Depositary”) and D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. YOU SHOULD READ THESE OFFER DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all Shares of Diplomat at the Offer Price, payable net to the seller in cash, without interest and subject to any required tax withholding. Upon the terms and subject to the Offer Conditions (as defined below), Purchaser will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3—“Procedure for Tendering Shares” prior to the Expiration Time (as defined below) and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:01 a.m., New York City time, on February 7, 2020 (the date that is 21 business days following the commencement of the Offer), unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Time” means the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 14—“Conditions of the Offer” (the “Offer Conditions”). UnitedHealth Group and Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the conditions described in Section 14—“Conditions of the Offer” are not satisfied or, to the extent permitted, waived. The Offer is not subject to any financing condition.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•

Purchaser will extend the Offer on one or more occasions, in consecutive increments of up to 10 business days (or such longer period as the parties may agree) each, if, at any scheduled Expiration Time, any of the Offer Conditions (other than the Minimum Tender Condition, which Purchaser and UnitedHealth Group may not waive) have not been satisfied or waived, to permit such Offer Condition to be satisfied;

•	Purchaser will extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and

•

If at any scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) has been satisfied or waived, Purchaser may, and, if requested by Diplomat, must, extend the Offer up to 20 business days in order to satisfy the Minimum Tender Condition.

However, Purchaser will in no event be required to extend the Offer beyond the Outside Date (as defined in Section 13—“The Merger Agreement”).

The Offer Conditions are for the sole benefit of UnitedHealth Group and Purchaser, and UnitedHealth Group and Purchaser reserve the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer prior to the Expiration Time, provided that UnitedHealth Group and Purchaser may not, without the prior written consent of Diplomat:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	amend, modify or waive the Minimum Tender Condition;

•	add to the Offer Conditions or amend, modify or supplement any Offer Condition or other term of the Offer in any manner adverse to any holder of Diplomat Common Stock;

•

terminate, extend or otherwise amend or modify the Expiration Time (or take any other action that would have the effect of extending the Expiration Time), except as expressly permitted by the Merger Agreement;

•	change the form of consideration payable in the Offer; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Diplomat’s Common Stock), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to Diplomat’s Common Stock occurring after the execution of the Merger Agreement and prior to acceptance for payment of, and payment for, Shares tendered in the Offer, and such adjustment to the Offer Price shall, as so adjusted from and after the date of such event, be the Offer Price.

If Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of Purchaser to delay the acceptance for payment of or payment for Shares that Purchaser has accepted for payment is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, with the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Time, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to shareholders and investor response.

All holders of Shares that validly tender, and do not properly withdraw in accordance with the terms of the Offer their Shares into the Offer prior to the Expiration Time will receive the same price per Share regardless of whether they tender before or during any extension of the Offer. If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn is subject to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not properly withdrawn if any of the Offer Conditions have not been satisfied or waived immediately prior to the Expiration Time. Additionally, under certain circumstances described in the Merger Agreement, UnitedHealth Group or Diplomat may terminate the Merger Agreement, see Section 13—“The Merger Agreement.”

Diplomat has provided us, the Information Agent and the Depositary with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the shareholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

On the terms and subject to the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” Purchaser will accept for payment and promptly pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation.

We will pay for Shares accepted for payment in the Offer only after timely receipt by the Depositary of the information below pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares”:

•	the certificates for the Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”);

•

a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), with any required signature guarantees, or, for Shares held in book-entry form, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a book-entry confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Tendering shareholders may be paid at different times depending upon when Share certificates or book-entry confirmations with respect to Shares are actually received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. On the terms and subject to the Offer Conditions, payment for Shares accepted for payment in the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing Shares not accepted for payment will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at DTC, according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify DTC of Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at DTC), promptly after the Expiration Time or the termination of the Offer.

If Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (but subject to applicable law and compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

3.	Procedure for Tendering Shares

Valid Tender. A shareholder must follow one of the following procedures to validly tender Shares in the Offer:

•

for Shares held as certificates, the certificates for tendered Shares, together with a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time;

•

for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a book-entry confirmation must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, in each case prior to the Expiration Time; or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” prior to the Expiration Time.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Shares by causing DTC to transfer the Shares into the Depositary’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at DTC, the properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedures described below in this Section 3 under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to in this Offer to Purchase as a “book-entry confirmation.”

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder(s) has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (an “Eligible Institution”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares and the Share certificates and all other required documents cannot be delivered to the Depositary prior to the Expiration Time, the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time, or if time will not permit all required documents to reach the Depositary prior to the Expiration Time, the shareholder’s tender may still be effected if all of the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time; and

•

the Share certificates representing all tendered Shares (or a book-entry confirmation with respect to such Shares), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or manually executed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of

Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within two trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the New York Stock Exchange (the “NYSE”).

The Notice of Guaranteed Delivery may be delivered by courier or by email transmission (or if sent by DTC, a message transmitted through electronic means in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through electronic means, it must state that DTC has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or such other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and such other securities or rights. Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and such other securities or rights. The Offer does not constitute a solicitation of proxies for any meeting of Diplomat shareholders.

Options, Restricted Stock Units and Restricted Stock Awards. The Offer is only for Shares that are not subject to vesting conditions and not for any options, restricted stock units, restricted stock awards or other rights to acquire, or securities convertible into or exchangeable for, Shares. See Section 13—“The Merger Agreement” for a description of the treatment of options to purchase Common Stock, restricted stock units and restricted stock awards in the Merger.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) of the surrender of any Share certificate, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, will be determined by Purchaser (which may delegate power in whole or in part to the Depositary) in its sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares, and Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto, the Notice of Guaranteed Delivery (including the determination of whether any tender of Shares is complete and proper) and any other documents related to the Offer shall be final and binding absent a finding to the contrary by a court of competent jurisdiction whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, UnitedHealth Group, the Depositary, the Information Agent, Diplomat or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

Backup Withholding. Backup withholding of U.S. federal income tax will apply to payments made in the Offer to each holder of Shares unless (i) the applicable tendering U.S. holder (as defined below) completes and returns the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal certifying, among other things, that such U.S. holder is not subject to backup withholding or (ii) the applicable non-U.S. holder (as defined below) completes and submits an IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Certain U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. Purchaser’s acceptance for payment of Shares validly tendered and not properly withdrawn according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering shareholder and Purchaser on the terms and subject to the Offer Conditions (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4—“Withdrawal Rights,” or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time prior to the Expiration Time and, unless accepted for payment and paid for by Purchaser in the Offer, may also be withdrawn at any time after March 9, 2020, pursuant to Section 14(d)(5) of the Exchange Act.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the certificate numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. If a shareholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the shareholder must instruct the broker, dealer, commercial bank, trust company or other nominee to timely arrange for the withdrawal of those Shares.

Withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time prior to the Expiration Time.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. None of Purchaser, UnitedHealth Group, the Depositary, the Information Agent, Diplomat or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Notwithstanding the foregoing, shareholders of Diplomat may challenge a determination made by Purchaser in a court of competent jurisdiction and a final, non-appealable order or judgment of a court of competent jurisdiction will be final and binding on all parties.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences expected to result to the holders of Shares upon the tender of Shares for cash or conversion of Shares to cash pursuant to the Offer and the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, all as in effect as of the date of this Offer to Purchase. These laws and authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, U.S. holders who hold their Shares through “controlled foreign corporations” or “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequences to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements.

WE RECOMMEND THAT YOU CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

As used in this discussion, a “U.S. holder” is any beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen of the United States;

•

an individual who is a resident of the United States, which generally refers to a non-U.S. individual who (i) is a lawful permanent resident of the United States, (ii) is present in the United States for, or in excess of, certain periods of time or (iii) makes a valid election to be treated as a U.S. resident;

•

a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) or (ii) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” is any beneficial owner of Shares (i) that is not a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes), and (ii) that is not a U.S. holder for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) disposes of Shares pursuant to the Offer or the Merger, the tax treatment of the partnership and its partners generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership that disposes of Shares pursuant to the Offer or the Merger should consult such partner’s tax advisor.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the applicable Shares. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Shares at different times or at different prices, such U.S. holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided by such holder is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax and may be refunded or credited against the applicable holder’s U.S. federal income tax liability, provided that such holder timely furnishes the required information to the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, is also attributable to a permanent establishment maintained by the holder in the United States.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or applicable lower treaty rate), but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate) on such effectively connected gains, as adjusted for certain items. Non-U.S. holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder should be aware that any gain realized upon the disposition of Shares in the Offer or the Merger also may be subject to U.S. federal income tax if, for such purposes, the Shares constitute a U.S. real property interest because Diplomat was a U.S. real property holding corporation (a “USRPHC”) at any time within the shorter of the five-year period ending on the date of such disposition or such holder’s holding period. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that Diplomat has not been, does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), if Diplomat is a USRPHC with respect to a non-U.S. holder, that non-U.S. holder’s Shares will be treated as U.S. real property interests only if that non-U.S. holder owned (actually or constructively) during the relevant statutory period more than five percent of the Shares. Non-U.S. holders who have owned (actually or constructively) more than five percent of the Shares should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding. Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption from backup withholding. Backup withholding is not an additional tax and may be refunded or credited against the applicable holder’s U.S. federal income tax liability, if any, provided that such holder timely furnishes the required information to the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NYSE under the symbol “DPLO.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NYSE, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2020
First Quarter (through January 8, 2020)	$4.15	$3.99

Fiscal Year Ended December 31, 2019
First Quarter	$14.53	$5.16
Second Quarter	$6.17	$4.17
Third Quarter	$6.84	$4.75
Fourth Quarter	$6.35	$2.43

Fiscal Year Ended December 31, 2018
First Quarter	$27.78	$19.71
Second Quarter	$28.74	$18.63
Third Quarter	$27.40	$18.25
Fourth Quarter	$21.48	$12.70

On November 12, 2019, the trading day on which Diplomat publicly announced its financial results for the third quarter ended September 30, 2019 and revised its guidance for 2019, the closing price of Diplomat’s Common Stock reported on the NYSE was $3.10 per Share. On December 6, 2019, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NYSE was $5.81 per Share. On January 8, 2020, the last full trading day before the commencement of the Offer, the closing price reported on the NYSE was $4.11 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

Purchaser has been advised by Diplomat that Diplomat has never declared or paid a cash dividend with respect to the Shares since its initial public offering. The Merger Agreement provides that, without UnitedHealth Group’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the Effective Time, Diplomat may not declare, set aside, make or pay any dividend or other distribution with respect to Diplomat’s capital stock, whether payable in cash, stock, property or a combination thereof.

7.	Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration

Market for the Shares. If the Offer is consummated, Purchaser intends to consummate the Merger as soon as practicable on the same business day as the Shares are accepted for payment in the Offer, assuming the satisfaction or waiver of the other conditions to the Merger. As a result of the Merger, Diplomat will become a direct wholly owned subsidiary of UnitedHealth Group and there will be no public or other market for the Shares.

NYSE Listing. The Shares are currently listed on the NYSE under the symbol “DPLO.” Immediately following the closing of the Merger, the Shares will no longer meet the requirements for continued listing on the NYSE because there will only be one shareholder of Diplomat. Immediately following the closing of the Merger, we intend to cause Diplomat to delist the Shares from the NYSE.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares may be terminated upon application of Diplomat to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. We intend to cause Diplomat to apply for termination of registration of the Shares under the Exchange Act as soon as practicable after the closing of the Merger.

8.	Certain Information Concerning Diplomat

Diplomat. Diplomat Pharmacy, Inc. (NYSE: DPLO) is a publicly traded Michigan corporation with its principal executive offices at 4100 S. Saginaw Street, Flint, Michigan 48507. The telephone number of Diplomat at its executive offices is (888) 720-4450.

Diplomat, through its specialty pharmacy and infusion services, helps people with complex and chronic health conditions in all 50 states and Washington, D.C., partnering with payers, providers, hospitals, manufacturers, and more.

Diplomat currently operates in two reportable segments—Specialty and Pharmacy Benefit Management (“PBM”). The Specialty segment offers a broad range of innovative solutions to address the dispensing, delivery, dosing and reimbursement of clinically intensive, high-cost specialty drugs and a wide range of applications. The PBM segment provides services designed to help customers reduce the cost and manage the complexity of their prescription drug programs. Diplomat dispenses to patients in all U.S. states and territories through its advanced distribution centers and manages centralized clinical call centers to deliver localized services on a national scale.

Available Information. Diplomat is subject to the filing requirements of the Exchange Act and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information concerning Diplomat’s directors and officers, their respective compensation, including equity awards granted to them, the principal holders of Diplomat’s securities and any material interests of such persons in transactions with Diplomat is required to be disclosed in annual proxy statements distributed to Diplomat’s shareholders and filed with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Diplomat that have been filed via the EDGAR system. Diplomat also maintains a website at www.diplomat.is, where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

Sources of Information. Except as otherwise set forth herein, the information concerning Diplomat and its business contained in this Offer to Purchase has been furnished by Diplomat or its representatives or taken from or based upon publicly available documents and records on file with the SEC, including its Annual Report on

Form 10-K for the fiscal year ended December 31, 2018, and other public sources. The information concerning Diplomat taken or derived from such documents and records is qualified in its entirety by reference to Diplomat’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of UnitedHealth Group, Purchaser, or any of their respective affiliates, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Diplomat or for any failure by Diplomat to disclose events which may have occurred or may affect the significance or accuracy of any such information, and does not undertake any obligation to update any such information as a result of new information, future events or otherwise, except as required by law.

9.	Certain Information Concerning UnitedHealth Group and Purchaser

UnitedHealth Group. UnitedHealth Group Incorporated (NYSE: UNH) is a publicly traded Delaware corporation with its principal executive offices at 9900 Bren Road East, Minnetonka, Minnesota 55343. The telephone number of UnitedHealth Group at its executive offices is (952) 936-1300.

UnitedHealth Group is a diversified health care company dedicated to helping people live healthier lives and helping make the health system work better for everyone. UnitedHealth Group offers a broad spectrum of products and services through two distinct platforms: UnitedHealthcare, which provides health care coverage and benefits services; and Optum, which provides information and technology-enabled health services.

Purchaser. Purchaser is a Michigan corporation that was recently formed by UnitedHealth Group to effect the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of UnitedHealth Group. Until immediately before the time Purchaser purchases Shares in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to its formation and pursuant to the Merger Agreement and the consummation of the Transactions. Purchaser’s principal executive office is located at c/o UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, Minnesota 55343. The telephone number at that office is (952) 936-1300.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and UnitedHealth Group are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither UnitedHealth Group, nor Purchaser, nor, to their knowledge, any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of UnitedHealth Group or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Diplomat and (ii) neither UnitedHealth Group, Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Diplomat during the past 60 days.

Except as described in this Offer to Purchase, none of UnitedHealth Group, Purchaser, nor, to their knowledge, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Diplomat or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as described in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between UnitedHealth Group or any of its subsidiaries (including Purchaser) or, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Diplomat or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of UnitedHealth Group, Purchaser or, to their knowledge, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of UnitedHealth Group, Purchaser or, to their knowledge, any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, UnitedHealth Group and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO on January 9, 2020, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. UnitedHealth Group is subject to the filing requirements of the Exchange Act and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The SEC maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that UnitedHealth Group and Purchaser have filed with the SEC via EDGAR. UnitedHealth Group also maintains a website at www.unitedhealthgroup.com, where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

10.	Source and Amount of Funds

The consummation of the Offer is not subject to any financing condition. UnitedHealth Group and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $320 million plus any related transaction fees and expenses. Purchaser will acquire these funds from UnitedHealth Group or an affiliate of UnitedHealth Group. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer involves the purchase of all Shares and there is no financing condition to the consummation of the Offer, we believe that the financial condition of Purchaser and UnitedHealth Group is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions

The following contains a description of material contacts between representatives of UnitedHealth Group and representatives of Diplomat that resulted in the execution of the merger agreement and the other agreements related to the Offer. For a description of Diplomat’s activities relating to these contacts and for the factors considered by the Diplomat board of directors in making its recommendation to Diplomat shareholders with respect to the Offer, please refer to Diplomat’s Schedule 14D-9, which will be filed with the SEC and mailed to all Diplomat shareholders with this Offer to Purchase.

The UnitedHealth Group board of directors, with the assistance of UnitedHealth Group’s senior management, regularly reviews various strategic opportunities to advance its diversified health care business dedicated to helping people live healthier lives and helping make the health system work better for everyone. Through OptumRx, Inc., a wholly owned pharmacy care services subsidiary of UnitedHealth Group (“OptumRx”), UnitedHealth Group has been aware of Diplomat’s strengths in specialty pharmacy and infusion services and pharmacy benefit management and its focus on improving the lives of patients with complex chronic diseases through innovative specialty drug solutions and care management programs. UnitedHealth Group identified Diplomat as a potential acquisition opportunity to enhance the specialty and pharmacy solutions that OptumRx could provide its consumers and clients.

In early fall 2018, representatives of Foros Securities LLC (“Foros”), financial advisor to Diplomat, and members of Diplomat management contacted UnitedHealth Group to solicit UnitedHealth Group’s interest in evaluating the potential acquisition of Diplomat and provided UnitedHealth Group with a form of confidentiality agreement. Following negotiations, on November 3, 2018, Diplomat and OptumRx entered into a confidentiality agreement to facilitate OptumRx’s consideration of a potential strategic transaction involving Diplomat.

Thereafter, representatives of Foros provided a deadline of November 9, 2018 to submit initial indications of interest with respect to a transaction to acquire Diplomat. At the request of UnitedHealth Group’s corporate development team, on November 12, 2018, members of management of UnitedHealth Group and Diplomat participated in management meetings.

On November 16, 2018, following the management meetings, representatives of UnitedHealth Group orally communicated to Diplomat that UnitedHealth Group was not interested in participating further in Diplomat’s strategic alternatives process.

In May 2019, representatives of Foros and members of Company management again contacted UnitedHealth Group and provided a draft extension to the confidentiality agreement that had been executed with Diplomat in 2018. Following negotiations, on May 23, 2019, Diplomat and OptumRx entered into a letter agreement providing for an extension of their previously executed confidentiality agreement.

At the request of Foros, on May 24, 2019, representatives of UnitedHealth Group’s corporate development team participated in a telephone call with representatives of Foros. During the call, representatives of Foros indicated that Diplomat intended to run a strategic alternatives sales process and that Diplomat was exploring a transaction structure involving the acquisition of Diplomat as a whole, as well as transaction structures involving the divestiture of Diplomat’s separate business units. At this time, the UnitedHealth Group corporate development team expressed to Diplomat and Foros UnitedHealth Group’s interest in acquiring Diplomat’s specialty infusion business, but also indicated that it might be willing to consider an acquisition of Diplomat as a whole.

On June 18, 2019, UnitedHealth Group received from Diplomat forward-looking financial information with respect to Diplomat’s business for fiscal years 2019 through 2024.

At the request of UnitedHealth Group’s corporate development team, on June 25, 2019, representatives of UnitedHealth Group and Diplomat met both in person and telephonically at an executive management meeting held in Chicago, Illinois to discuss Diplomat’s business and financial position.

On June 28, 2019, representatives of UnitedHealth Group’s corporate development team received a letter from Foros that provided guidelines for submitting a non-binding indication of interest for a potential sale of Diplomat or a potential alternative strategic transaction, including a potential sale of one or more of Diplomat’s business units, a strategic partnership with Diplomat or a minority equity investment in Diplomat, and asked that UnitedHealth Group submit a proposal in respect of any such proposed strategic transaction no later than July 19, 2019.

On July 22, 2019, UnitedHealth Group provided to Diplomat, through Foros, an oral indication of interest to acquire 100% of the outstanding Shares for $5.50 to $6.00 per share, in cash, subject to UnitedHealth Group’s customary financial, legal and operational due diligence and validation of certain assumptions regarding Diplomat’s balance sheet, cash position, securities holdings and capitalization. UnitedHealth Group provided a written non-binding indication of interest reflecting that offer on July 23, 2019. The offer did not request an exclusivity period. In response to this non-binding indication of interest, on July 23, 2019, a representative of Foros indicated that Foros had received proposals from various other parties with respect to acquisitions of Diplomat as a whole and for acquisitions of one or more of Diplomat’s business units and that it was considering all such alternative proposals. However, the Foros representative indicated that UnitedHealth Group would be permitted to participate in the next round of the sale process and that it was invited to submit an updated indication of interest in the second half of August.

On July 26, 2019, Diplomat opened a virtual data room with preliminary due diligence information and provided access to UnitedHealth Group. Throughout July and August of 2019, representatives of UnitedHealth Group and Hogan Lovells US LLP (“Hogan Lovells”), outside legal counsel to UnitedHealth Group, conducted preliminary due diligence and analyzed publicly available information with respect to Diplomat.

Beginning in August 2019, representatives of UnitedHealth Group engaged in numerous due diligence telephone calls with representatives of Diplomat, as well as an in-person management meeting attended by representatives of UnitedHealth Group and Diplomat in Chicago, Illinois on August 12, 2019.

On August 22, 2019, representatives of UnitedHealth Group’s corporate development team received a letter from Foros that provided guidelines for submitting an updated and refined proposal for acquiring Diplomat and asked that UnitedHealth Group submit an updated proposal no later than September 4, 2019.

On September 3, 2019, UnitedHealth Group’s corporate development team contacted a representative of Foros by telephone and indicated that UnitedHealth Group would be willing to acquire Diplomat at a price of $5.00 per share, subject to Diplomat management’s willingness to restructure Diplomat’s executive severance plan and the willingness of certain executives to amend their employment agreements in order to reduce the amount of severance payable to the applicable individuals and to eliminate certain triggering events for the payment of such severance and, with respect to Mr. Griffin, Diplomat’s Chief Executive Officer, to limit the acceleration of the vesting of certain of his incentive equity awards upon a change of control transaction. The UnitedHealth Group corporate development team also indicated that it had identified certain diligence issues and operational challenges of Diplomat that had resulted in the reduced offer price. The Foros representative communicated that the sale process was competitive and indicated that UnitedHealth Group’s offer represented a significant discount to the “sum-of-the-parts” value implied by the offers Diplomat had received to date with respect to the acquisition of Diplomat’s separate business units.

On September 4, 2019, UnitedHealth Group submitted to Diplomat, through Foros, an updated written non-binding indication of interest reflecting the terms presented by the UnitedHealth Group corporate development team by telephone on September 3, 2019 to acquire 100% of the outstanding Shares for $5.00 per share in an acquisition structured as a tender offer, subject to the same conditions and assumptions as contained in its original non-binding indication of interest. Following receipt of UnitedHealth Group’s non-binding written indication of interest, a representative of Foros contacted the UnitedHealth Group corporate development team and indicated that, based on proposals Diplomat had received to date from other parties involved in the process, UnitedHealth Group’s updated value proposal was a significant discount to the “sum-of-the-parts” value of Diplomat implied by such other proposals. In response, the UnitedHealth Group corporate development team indicated that the proposal was UnitedHealth Group’s best offer at such time for the acquisition of Diplomat as a whole.

On September 9, 2019, a representative of Foros again contacted the UnitedHealth Group corporate development team via telephone, and indicated that Foros had reviewed all proposals with Diplomat’s board of directors and that Diplomat was not prepared to move forward with UnitedHealth Group’s proposal. The Foros representative indicated that Diplomat had decided, in light of the other alternatives available to Diplomat at such time, to pursue separate dispositions of its three business units.

On October 7, 2019, Mr. Griffin contacted John Prince, Chief Executive Officer of OptumRx, to communicate that Diplomat management would be prepared to recommend to the Diplomat board of directors that Diplomat move forward with UnitedHealth Group with respect to a whole company sale of Diplomat at a purchase price of $6.00 per share. Mr. Prince responded that UnitedHealth Group would be interested in reengaging in the process but that, consistent with its proposal from September 4, 2019, it was not prepared to offer more than $5.00 per share for Diplomat and that its proposed purchase price remained subject to completion of its due diligence and contingent on Diplomat’s financial performance being consistent with its forecast and on the restructuring of Diplomat’s executive severance plan and certain executive management employment agreements as had been discussed previously.

At the request of Foros, on October 14, 2019 and October 15, 2019, the UnitedHealth Group corporate development team held telephone calls with representatives of Foros during which such Foros representatives indicated that Diplomat’s board of directors would be having a meeting on October 16, 2019 to discuss Diplomat’s strategic alternatives and invited UnitedHealth Group to reengage in the process. The Foros representatives indicated that Diplomat desired to sign a transaction prior to its third quarter earnings release and asked UnitedHealth Group to develop a calendar detailing the timing to execute definitive agreements. The Foros representatives indicated that UnitedHealth Group’s prior offer may be attractive to Diplomat’s board of directors if UnitedHealth Group was capable of moving quickly toward a transaction. Foros asked UnitedHealth Group to respond by the end of the day on October 15, 2019. UnitedHealth Group indicated that it was not willing to reengage in the process until Diplomat had the support of its board of directors to move forward under the terms of UnitedHealth Group’s prior offer and that such offer remained subject to completion of its due diligence and contingent on Diplomat’s financial performance being consistent with its forecast.

At the request of Mr. Griffin, on October 17, 2019, Mr. Prince spoke with Mr. Griffin via telephone. Mr. Griffin indicated that Diplomat’s board of directors had met on October 16, 2019 and agreed to move forward with UnitedHealth Group at a $5.00 per share offer price and was willing to consider modifications to Diplomat’s executive severance plan and the employment agreements of certain executives subject to Diplomat’s receipt from UnitedHealth Group of specific proposals with respect thereto. Mr. Griffin further indicated that Diplomat was not prepared to grant exclusivity, but that it was prepared to share additional due diligence information in an expedited manner.

On October 18, 2019, the UnitedHealth Group corporate development team contacted a Foros representative via telephone to confirm that UnitedHealth Group would move forward at the $5.00 per share offer price, subject to confirmatory diligence and Diplomat’s willingness to modify its executive severance plan and the employment agreements of certain executives. Also on October 18, 2019, Diplomat re-opened the virtual data room. On that same day, a Foros representative delivered an initial draft of the merger agreement to UnitedHealth Group, which contemplated, among other things, a tender offer structure with respect to the proposed acquisition of by UnitedHealth Group of all outstanding Shares.

On October 19, 2019, UnitedHealth Group delivered a draft written outline of the workstreams and milestones that would need to be completed in order to announce a transaction to acquire Diplomat concurrently with Diplomat’s scheduled earnings announcement for the third fiscal quarter of 2019 on November 12, 2019.

Beginning October 18, 2019 and continuing through November 2019, representatives of UnitedHealth Group and Hogan Lovells engaged in additional due diligence, which involved exchanging information requests and responses through a virtual dataroom and numerous telephone calls, an in-person management meeting attended by representatives of UnitedHealth Group and Diplomat in Chicago, Illinois on October 24, 2019 and numerous onsite visits by representatives of UnitedHealth Group to various Diplomat facilities.

On October 26, 2019, Hogan Lovells provided a mark-up of the initial draft of the merger agreement to Sidley Austin LLP (“Sidley”), outside counsel to Diplomat.

On October 31, 2019, Sidley circulated a revised draft of the merger agreement to Hogan Lovells.

On November 1, 2019, Hogan Lovells circulated an initial draft of the Tender and Support Agreement to Sidley.

On November 5, 2019, Sidley provided comments to the Tender and Support Agreement, which included feedback from legal counsel to Mr. Hagerman and his related parties, to Hogan Lovells.

On November 7, 2019, Hogan Lovells circulated further revised drafts of the Tender and Support Agreement and the merger agreement to Sidley.

Late in the evening on November 7, 2019, the UnitedHealth Group corporate development team reached out to Foros to indicate that significant workstreams remained outstanding between the parties, including with respect to confirmatory financial diligence, regulatory matters, communications planning, executive severance plan and executive management employment agreement restructuring, legal diligence and legal document drafting and that UnitedHealth Group believed that it was unlikely that the parties would be in a position to sign the transaction prior to the release of Diplomat’s third quarter 2019 financial results on November 12, 2019. The UnitedHealth Group corporate development team also indicated at that time that it expected to be able to provide a specific proposal with respect to the modifications to Diplomat’s executive severance plan and certain executive management employment agreements it would expect as part of the transaction early the following week.

On November 8, 2019, Hogan Lovells and Sidley held a telephone conference to discuss material open issues in the merger agreement. On November 9, 2019, Sidley provided Hogan Lovells with an issues list with respect to certain key terms of the merger agreement.

On November 11, 2019, Hogan Lovells, Sidley, UnitedHealth Group’s in-house legal team and members of Diplomat’s management held an additional telephone conference to discuss the merger agreement, during which Sidley presented Diplomat’s proposals with respect to the terms of the merger agreement set forth in its November 9, 2019 issues list.

On November 12, 2019, Diplomat announced its financial results for the third fiscal quarter of 2019, disclosed the pending termination of a major specialty pharmacy network payor agreement and included in its Quarterly Report on Form 10-Q for the third fiscal quarter of 2019 filed on the same day that there was substantial doubt as to its ability to continue as a going concern within one year after the date of filing of such Quarterly Report on Form 10-Q. Immediately following these announcements, the trading price of the Shares decreased from approximately $6 per share to approximately $3 per share.

On November 13, 2019, Hogan Lovells communicated to Sidley UnitedHealth Group’s responses to Diplomat’s proposals regarding the merger agreement communicated by Sidley on the November 11, 2019 call.

On November 13, 2019, the UnitedHealth Group corporate development team held a call with Foros representatives to communicate that confirmatory diligence was substantially complete, and based on recent developments and confirmatory diligence findings, UnitedHealth Group was no longer willing to proceed at an offer price of $5.00 per share. The UnitedHealth Group corporate development team communicated that it was still in the process of analyzing certain developments and confirmatory diligence findings and expected to share a revised proposal early the following week.

At the request of Mr. Griffin, on November 14, 2019, Mr. Prince and Mr. Griffin spoke via telephone. During the call, Mr. Griffin indicated that Diplomat intended to continue exploring the divestiture of Diplomat’s three separate business units given the anticipated timing of the potential transaction with UnitedHealth Group.

On November 15, 2019, the UnitedHealth Group corporate development team contacted a Foros representative via telephone to communicate the revised terms of UnitedHealth Group’s proposal with respect to the acquisition of Diplomat, including (a) a revised offer price of $4.00 per share to reflect recent developments and confirmatory diligence findings and (b) the specific requirements for the modifications to Diplomat’s executive severance plan and certain executive management employment agreements in connection with the transaction.

On November 17, 2019, Sidley circulated a further revised draft of the merger agreement to Hogan Lovells.

At the request of Foros, on November 18, 2019, a telephone conference was held among Ben Wolin, the lead independent member of Diplomat’s board of directors, representatives of Foros, Mr. Prince and UnitedHealth Group’s human capital team in order to discuss the proposal UnitedHealth Group had provided with respect to Diplomat’s executive severance plan and certain executive management employment agreements. In response to the matters discussed on the November 18, 2019 call, the UnitedHealth Group corporate development team contacted a Foros representative on November 20, 2019 to communicate UnitedHealth Group’s positions in response to the November 18, 2019 call.

In the morning of November 21, 2019, representatives of Foros contacted the UnitedHealth Group corporate development team to indicate that Diplomat and Diplomat’s executive management team would accept

UnitedHealth Group’s proposals with respect to the restructuring of Diplomat’s executive severance plan and certain executive management employment agreements. On the same day, a representatives of Foros contacted the UnitedHealth Group corporate development team to indicate that Diplomat desired to continue discussing the treatment of Mr. Griffin’s incentive equity awards in connection with the transaction and resolution of certain open issues with respect to the merger agreement, but that Diplomat desired to sign the transaction on November 25, 2019 or November 26, 2019. The UnitedHealth Group corporate development team indicated that certain workstreams still remained outstanding between the parties, including with respect to communications planning, regulatory matters and legal document drafting, and that the transaction required the approval of the UnitedHealth Group board of directors, and as a result, UnitedHealth Group anticipated that the parties could sign and announce the transaction by December 5, 2019 at the earliest.

Also on November 21, 2019, Hogan Lovells circulated a further revised draft of the merger agreement to Sidley.

On November 22, 2019, a representative of Foros contacted the UnitedHealth Group corporate development team to indicate that Diplomat’s board of directors had agreed to move forward with UnitedHealth Group at the offer price of $4.00 per share and with the restructuring of Diplomat’s executive severance plan and certain executive management employment agreements as had been discussed previously.

On November 23, 2019, Hogan Lovells, Sidley, UnitedHealth Group’s in-house legal team and members of Diplomat’s management, held a telephonic meeting to discuss various proposed revisions to the merger agreement and the Tender and Support Agreement.

Over the course of the next several days, Hogan Lovells and Sidley exchanged revised drafts of the merger agreement and Hogan Lovells, Sidley and legal counsel to Mr. Hagerman and his related parties exchanged drafts of the Tender and Support Agreement.

On November 27, 2019 and November 29, 2019, all-hands telephone conferences were held to discuss the merger agreement, which were attended by Hogan Lovells, Sidley, UnitedHealth Group’s in-house legal team, representatives of Foros, the UnitedHealth Group corporate development team, Diplomat’s in-house legal counsel and licensing counsel for both parties. During these calls, the parties discussed various proposed revisions to the merger agreement.

On November 30, 2019, Sidley circulated a further revised draft of the merger agreement to Hogan Lovells.

On December 2, 2019, an all-hands telephone conference was held to discuss various regulatory considerations relevant to the transaction, including regulatory-related closing conditions. The call was attended by Hogan Lovells, Sidley, representatives from UnitedHealth Group’s in-house legal team, UnitedHealth Group’s corporate development team, Diplomat’s in-house legal counsel and licensing counsel for both parties.

On December 2, 2019, the UnitedHealth Group corporate development team informed representatives of Foros that it believed that the parties may be in a position to execute the merger agreement and announce the transaction the morning of December 5, 2019, pending completion of the outstanding workstreams between the parties, including with respect to regulatory matters and legal document drafting.

Later in the day on December 2, 2019, Hogan Lovells circulated a further revised draft of the merger agreement to Sidley.

On December 3, 2019, representatives of Sidley communicated to Hogan Lovells that Diplomat had concluded a meeting of its board of directors at which the board of directors had reviewed the terms of the merger agreement. Sidley, on behalf of Diplomat, offered a proposal to resolve the remaining material open items in the merger agreement. Hogan Lovells responded to Diplomat’s proposal with a counter-proposal later in the day on December 3, 2019.

Also on December 3, 2019, the UnitedHealth Group corporate development team called a representative of Foros to indicate that it did not believe that the parties would be in a position to sign the transaction on December 5, 2019 given the outstanding workstreams between the parties and that it believed targeting a signing and announcement date of December 9, 2019 was likely to be achievable. The Foros representative, on behalf of Diplomat, expressed a desire to sign the transaction as quickly as possible.

On December 5, 2019, Sidley sent to Hogan Lovells final versions of the agreed upon Tender and Support Agreement and executive compensation consent letters relating to the restructuring of Diplomat’s executive severance plan and the employment agreements of certain executives. At this time, Sidley also circulated a revised draft of the merger agreement to Hogan Lovells. Later in the day Hogan Lovells circulated a further revised draft of the merger agreement to Sidley.

From December 5, 2019 through December 8, 2019, representatives of Hogan Lovells and Sidley discussed and exchanged comments to the merger agreement. At the conclusion of these discussions, the parties agreed on the final form of merger agreement.

On December 8, 2019, representatives of Sidley advised Hogan Lovells that Diplomat’s board of directors had unanimously approved the transaction.

On December 9, 2019, prior to the opening of the public markets, the relevant Diplomat executives released their executed executive compensation consent letters, and UnitedHealth Group and Diplomat executed the merger agreement and the Tender and Support Agreement and announced the transaction in a joint press release.

12.	Purpose of the Offer; Plans for Diplomat

Purpose of the Offer and the Merger. The purpose of the Offer is to enable UnitedHealth Group, through Purchaser, to acquire control of, and ultimately the entire equity interest in, Diplomat. The purpose of the Merger is to acquire all Shares not tendered and purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all Shares following the consummation of the Offer.

If the Offer is consummated and the Merger is completed, UnitedHealth Group will own 100% of the equity interests in Diplomat and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Diplomat and entitlement to any increase in its value. Similarly, UnitedHealth Group would also bear the risk of any losses incurred in the operation of Diplomat and any decrease in the value of Diplomat.

Diplomat shareholders who tender their Shares in the Offer, upon the consummation of the Offer, will cease to have any equity interest in Diplomat and to participate in any future growth in Diplomat. If the Offer is consummated and the Merger is completed, the shareholders of Diplomat will no longer have an equity interest in Diplomat and will not participate in any future growth in Diplomat and instead will have only the right to receive cash consideration according to the Merger Agreement. See Section 13—“The Merger Agreement.” Similarly, the current shareholders of Diplomat will not bear the risk of any decrease in the value of Diplomat after disposing of their Shares through the Offer and the Merger.

Plans for Diplomat. Except as otherwise provided herein, it is expected that initially following the closing of the Merger, the business and operations of Diplomat will continue in substantially the same manner as they are currently being conducted. Upon the consummation of the Offer and the closing of the Merger, Diplomat will be a direct wholly owned subsidiary of UnitedHealth Group. Immediately following the Merger, UnitedHealth Group expects to contribute all of the outstanding equity of Diplomat to OptumRx Holdings, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of UnitedHealth Group. UnitedHealth Group will continue to evaluate the business and operations of Diplomat during the pendency of the Offer and after the consummation of the Offer and the closing of the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, UnitedHealth Group intends to review such information as part of a comprehensive review of Diplomat’s business, operations, capitalization and management with a view to optimizing Diplomat’s potential in conjunction with the existing businesses of UnitedHealth Group.

Except as disclosed in this Offer to Purchase and the Merger Agreement, we do not have any present plan or proposal that would relate to or result in (i) any extraordinary corporate transaction involving Diplomat (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Diplomat, (iii) any material change in Diplomat’s capitalization or dividend policy, (iv) any other material change in Diplomat’s corporate structure or business, (v) any change to the board of directors or management of Diplomat, (vi) a class of securities of Diplomat being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Diplomat being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	The Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated in this Offer to Purchase by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning UnitedHealth Group and Purchaser.” Shareholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used in this Section 13 and not otherwise defined herein have the meanings set forth in the Merger Agreement.

Diplomat Actions

The board of directors of Diplomat has unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Diplomat and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement by Diplomat and the consummation by Diplomat of the Transactions and the other covenants and agreements of Diplomat contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 703a(3) of the MBCA, and (iv) recommended that the shareholders of Diplomat accept the Offer and tender their Shares to Purchaser in the Offer (the “Diplomat Board Recommendation”).

The Offer

The Merger Agreement provides that UnitedHealth Group and Purchaser will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement and, in any event, within 20 business days after the date of the Merger Agreement. The obligations of Purchaser to, and of UnitedHealth Group to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered and not properly withdrawn are subject to the conditions described in Section 14—“Conditions of the Offer”.

The Offer Conditions are for the sole benefit of UnitedHealth Group and Purchaser, and UnitedHealth Group and Purchaser reserve the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer, provided that UnitedHealth Group and Purchaser may not, without the prior written consent of Diplomat:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	amend, modify or waive the Minimum Tender Condition;

•	add to the Offer Conditions or amend, modify or supplement any Offer Condition or other term of the Offer in any manner adverse to any holder of Diplomat Common Stock;

•

terminate, extend or otherwise amend or modify the Expiration Time (or take any other action that would have the effect of extending the Expiration Time), except as expressly permitted by the Merger Agreement;

•	change the form of consideration payable in the Offer; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is terminated pursuant to its terms. Prior to or concurrently with the Acceptance Time, UnitedHealth Group will deposit (or cause to be deposited) with the Depositary, in immediately available funds, a cash amount sufficient to make payment of (i) the cash consideration payable for all Shares validly tendered and not properly withdrawn and that Purchaser becomes obligated to purchase, plus (ii) the cash consideration payable for all other Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with the terms of the Merger Agreement). The Offer will initially expire at 12:01, New York City time, on February 7, 2020.

If at the Expiration Time any of the Offer Conditions have not been satisfied or waived (other than the Minimum Tender Condition, which Purchaser and UnitedHealth Group may not waive) and the Merger Agreement has not been terminated, Purchaser will extend the Offer on one or more occasions, in consecutive increments of up to 10 business days (or such longer period as the parties may agree) each, to permit such Offer Condition to be satisfied. In addition, Purchaser will extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer. Purchaser also may, and must, if requested by Diplomat, extend the Offer up to 20 business days if, at the Expiration Time, each Offer Condition (other than the Minimum Tender Condition) has been satisfied or waived and the Minimum Tender Condition has not been satisfied, in order to satisfy the Minimum Tender Condition. However, in no event will Purchaser be required to extend the Offer beyond the Outside Date.

The Merger

The Merger. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions in the Merger Agreement, and in accordance with the MBCA, at the Effective Time, Purchaser will merge with and into Diplomat, the separate existence of Purchaser will cease and Diplomat will survive as a wholly owned subsidiary of UnitedHealth Group (the “Surviving Corporation”).

Merger Without a Vote. The Merger will be effected pursuant to Section 703a(3) of the MBCA and, therefore, will be effected without a vote of Diplomat shareholders. Accordingly, subject to satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, the Merger will be effected as soon as practicable on the same business day as the Acceptance Time, except if the conditions to the Merger described below in “—Merger Closing Conditions” have not been satisfied or waived by such date, in which case the Merger will be effected on the second business day after which such conditions are satisfied or waived or at such other date and time as UnitedHealth Group, Purchaser and Diplomat may agree in writing.

Organizational Documents, Directors and Officers of the Surviving Corporation. At the Effective Time, the articles of incorporation of the Surviving Corporation will be amended and restated to read in their entirety as set forth in Exhibit B of the Merger Agreement and the bylaws of the Surviving Corporation will be amended and restated in their entirety to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time. The directors and officers of the Surviving Corporation immediately following the Merger will be the directors and officers of Purchaser immediately prior to the Merger.

Diplomat will use its reasonable best efforts to cause resignations executed by each director of the board of directors of Diplomat in office as of immediately prior to the Effective Time to be delivered to UnitedHealth Group, to be effective upon the Effective Time.

Merger Closing Conditions. The respective obligations of Purchaser, UnitedHealth Group and Diplomat to effect the Merger are subject to the satisfaction (or, if permissible by law, mutual waiver by UnitedHealth Group and

Diplomat), at or prior to the Effective Time, of each of the following conditions: (i) there has not been any judgment issued or entered, that is in effect, whether temporary, preliminary or permanent, by any governmental entity of competent jurisdiction and there has not been any law that has been adopted or that is in effect, in each case that enjoins, restrains, prohibits, prevents or makes illegal the closing of the Merger; and (ii) Purchaser will have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn.

Effects of the Merger; Conversion of Securities

At the Effective Time, by virtue of the Merger and without any action on the part of UnitedHealth Group, Purchaser, Diplomat or the holders of any capital stock of Purchaser or Diplomat, each Share (which includes each outstanding award of Common Stock subject to forfeiture restrictions or other restrictions) issued and outstanding immediately prior to the Effective Time (other than (i) any Shares then held by Diplomat or held in the treasury of Diplomat and (ii) any Shares then held by UnitedHealth Group, Purchaser or any of their respective wholly owned subsidiaries (in each case, other than those held on behalf of any third party)) will be automatically converted into the right to receive the Offer Price in cash, without interest and subject to any required tax withholding (the “Merger Consideration”), and all of such Shares will cease to be outstanding, will be cancelled and will cease to exist. Each issued and outstanding share of the common stock of Purchaser will be automatically converted into one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

Treatment of Options to Purchase Common Stock and Restricted Stock Units

Treatment of Non-Employee Options. At the Effective Time, each option to purchase Common Stock held by any former or terminated employee of Diplomat or any subsidiary of Diplomat (a “Diplomat Non-Employee Option”) that is outstanding immediately prior to the Effective Time will be cancelled by virtue of the Merger without any action on the part of the holder of such Diplomat Non-Employee Option and converted into the right to receive a payment in cash of an amount equal to the product of (y) the total number of Shares subject to such cancelled Diplomat Non-Employee Option, multiplied by (z) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per Share subject to such cancelled Diplomat Non-Employee Option, without interest and less any required tax withholding (such amounts, the “Option Payments”). Each Diplomat Non-Employee Option that has an exercise price per Share subject thereto that is equal to or greater than the Merger Consideration will be cancelled at the Effective Time and will cease to exist without entitling the holder thereof to receive any payment before or after the Effective Time.

Treatment of Employee Options. At the Effective Time, each option to purchase Common Stock other than Diplomat Non-Employee Options (a “Diplomat Employee Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, by virtue of the Merger and without any action on the part of any holder of such Diplomat Employee Option, cease to represent an option to purchase Shares and will be converted into an option to purchase a number of shares of UnitedHealth Group’s common stock, par value $0.01 (“UHG Common Stock”), equal to the product (rounded down to the nearest whole number) of (x) (A) in the case of a service-based Diplomat Employee Option, the total number of Shares subject to such Diplomat Employee Option immediately prior to the Effective Time or (B) in the case of a performance-based Diplomat Employee Option, the number of Shares earned based on actual performance, if the performance period ends on or before the Effective Time, or the number of shares of Diplomat Common Stock remaining subject to the award, if the performance period ends after the Effective Time, and (y) the Equity Award Conversion Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (I) the exercise price per share of Common Stock of such Diplomat Employee Option immediately prior to the Effective Time divided by (II) the Equity Award Conversion Ratio (such converted Diplomat Employee Options, the “Converted Options”). The “Equity Award Conversion Ratio” means the Merger Consideration divided by the volume weighted average of the closing sale prices per share of UHG Common Stock on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) on each of the five full consecutive trading days ending on and including the third business day prior to the Closing Date. Each Converted Option will be subject to the same terms and conditions, including vesting and exercisability, as applied to the Diplomat Employee Option for which the Converted Option was exchanged, except for terms rendered inoperative by reason of the Transactions or for such other changes that are necessary for the administration of the Converted Option and not materially detrimental to the holder thereof.

Treatment of Non-Accelerated Restricted Stock Units. At the Effective Time, each outstanding RSU Award, other than an RSU Award that by its terms in effect as of the date of the Merger Agreement will automatically become fully or partially vested effective immediately prior to or upon the consummation of the Transactions (without the required occurrence of termination of employment or any other event), will, by virtue of the Merger and without any action on the part of any holder of such RSU Award, cease to represent a RSU Award denominated in Shares and will be converted into a restricted stock unit award denominated in shares of UHG Common Stock and relating to a number of shares of UHG Common Stock equal to the product of (i) (A) in the case of a service-based RSU Award, the total number of Shares subject to such RSU Award immediately prior to the Effective Time, or (B) in the case of a performance-based RSU Award, the number of Shares earned based on actual performance, if the performance period ends on or before the Effective Time, or the number of shares of Diplomat Common Stock remaining subject to the award (less any shares vested at or prior to the Effective Time), if the performance period ends after the Effective Time, multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares (the “Converted RSU Awards”). Each Converted RSU Award will be subject to the same terms and conditions, including vesting and settlement, as applied to the RSU Award for which the Converted RSU Award was exchanged, except for terms rendered inoperative by reason of the Transactions or for such other changes that are necessary for the administration of the Converted RSU Award and not materially detrimental to the holder thereof.

Treatment of Accelerated Restricted Stock Units. At the Effective Time, each RSU Award that by its terms in effect as of the date of the Merger Agreement will automatically become fully or partially vested effective immediately prior to or upon the consummation of the Transactions (without the required occurrence of termination of employment or any other event) will be cancelled and, in exchange for such cancelled RSU Award, each holder thereof will be entitled to receive a payment in cash of an amount equal to the product of (y) the Merger Consideration multiplied by (z) the number of Shares subject to such cancelled RSU Award, without interest and less any required tax withholding (such amounts, the “RSU Payments”).

UnitedHealth Group Funding of Option Payments and RSU Payments. At the Effective Time, UnitedHealth Group will deposit with the Surviving Corporation cash in the amount necessary to make the Option Payments and the RSU Payments described above, if any. As promptly as practicable after the Effective Time, UnitedHealth Group will cause the Surviving Corporation to pay the applicable Option Payments and RSU Payments, if any, to the holders of Diplomat Non-Employee Options and the holders of the accelerated RSUs, in each case subject to any required tax withholdings.

Representations and Warranties of Diplomat

In the Merger Agreement, Diplomat has made customary representations and warranties to UnitedHealth Group and Purchaser with respect to, among other matters, its organization and qualification, subsidiaries, articles of incorporation and bylaws, capitalization, authority to enter into and perform obligations under the Merger Agreement, noncontravention and required filings and consents, possession of permits, compliance with law (including anti-corruption and anti-bribery laws), SEC filings and financial statements, the absence of untrue statements of, or omissions to state, material facts with respect to the information supplied by or on behalf of Diplomat or any of its subsidiaries for inclusion in any of the Offer Documents or the Schedule 14D-9, internal controls and disclosure controls, absence of certain changes, absence of undisclosed liabilities, litigation, employee benefits and labor matters, tax matters, title to and sufficiency of assets, real property, environmental matters, compliance with regulatory requirements and health care laws, intellectual property matters, privacy and data security matters, material contracts, insurance, receipt of a fairness opinion from Foros Securities LLC, inapplicability of any state anti-takeover law or similar provisions in Diplomat’s organizational documents, brokers, affiliate transactions and eligibility to use Section 703a(3) of the MBCA.

Some of the representations and warranties in the Merger Agreement made by Diplomat are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any condition, fact, occurrence, development, change, circumstance, event or effect that is, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of Diplomat and its subsidiaries, taken as a whole or that would create a prohibition, material impediment or material delay in the consummation by Diplomat of the Transactions such that the Transactions could not be consummated by the Outside Date. Subject to certain exceptions, none of the following will constitute or be taken into account in determining whether there has been, a Company Material Adverse Effect:

(i)

the entry into or the announcement or pendency of the Merger Agreement or the transactions contemplated by the Merger Agreement or the consummation of the Transactions, including the impact of any of the foregoing on any of the relationships with customers, suppliers, vendors, business partners or employees (provided that this will not apply to certain noncontravention-related representations or warranties of Diplomat);

(ii)

changes generally affecting the economy or the financial, credit or securities markets in the United States or elsewhere in the world (including interest rates and exchange rates) or changes generally affecting any business or industries in which Diplomat or any of its subsidiaries operates;

(iii)	the suspension of trading in securities generally on the NYSE;

(iv)	any change in applicable law or GAAP;

(v)	any action by Diplomat or any of its subsidiaries taken at the written request of UnitedHealth Group or Purchaser in accordance with the Merger Agreement;

(vi)	the commencement, occurrence, continuation or escalation of any armed hostilities or acts of war (whether or not declared) or terrorism;

(vii)

the existence, occurrence or continuation of any weather-related or force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity;

(viii)	any labor strike, slowdown, lockout or stoppage pending or threatened affecting the business of Diplomat and its subsidiaries;

(ix)	any decline in the market price or trading volume of the Shares or any changes in the ratings for Diplomat or any of its subsidiaries by any applicable rating agency; or

(x)

any failure, in and of itself, of Diplomat to meet any internal or public projections, guidance, forecasts or estimates of revenues, earnings or other financial results for any period ending after the date of the Merger Agreement;

except, in the case of any of clauses (ii), (iii), (iv), (vi), (vii) or (viii), to the extent that any effect has a disproportionate adverse effect on Diplomat and its subsidiaries, taken as a whole, relative to the adverse effect that it has on other participants in Diplomat’s or its subsidiaries’ industry or industries.

Representations and Warranties of UnitedHealth Group and Purchaser

In the Merger Agreement, each of UnitedHealth Group and Purchaser, jointly and severally, has made customary representations and warranties to Diplomat with respect to, among other matters, corporate organization, authority to enter into and perform obligations under the Merger Agreement, noncontravention and required filings and consents, the absence of untrue statements, or omissions to state, material facts with respect to the information supplied by or on behalf UnitedHealth Group and Purchaser for inclusion in any of the Offer Documents or the Schedule 14D-9, litigation, capitalization and operations of Purchaser, lack of ownership of Shares by UnitedHealth Group or Purchaser, sufficiency of funds to consummate the Transactions and brokers.

Some of the representations and warranties in the Merger Agreement made by UnitedHealth Group and Purchaser are qualified by “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any condition, fact, occurrence, development, change, circumstance, event or effect that has or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the ability of UnitedHealth Group or Purchaser to consummate, or that would reasonably be expected to prevent or materially impede, materially interfere with or materially delay UnitedHealth Group’s or Purchaser’s consummation of, the Transactions.

Covenants of Diplomat

Conduct of Business by Diplomat Pending the Merger. The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to the termination provisions set forth therein (the “Pre-Closing Period”), except as expressly required or otherwise expressly permitted by the Merger Agreement, as required by applicable law, with the prior written consent of UnitedHealth Group, which consent will not be unreasonably withheld, conditioned or delayed, or as otherwise set forth in Diplomat’s Company Disclosure Schedule, Diplomat will conduct and will cause its subsidiaries to conduct its operations in all material respects in the ordinary course of business and, to the extent consistent with the foregoing, Diplomat will, and will cause each of its subsidiaries to, use their respective commercially reasonable efforts to maintain and preserve its assets and business organization intact, keep available the services of key employees and maintain its relationships with governmental entities, partners, customers, suppliers, licensors and others having significant business dealings with Diplomat and its subsidiaries.

In addition, during the Pre-Closing Period, except as expressly required or otherwise expressly permitted by the Merger Agreement, as required by applicable law, or as set forth in Diplomat’s Company Disclosure Schedule, Diplomat will not, and will not permit any of its subsidiaries to, take any of the following actions without the prior written consent of UnitedHealth Group (which consent will not be unreasonably withheld, conditioned or delayed):

(i)

amend or otherwise change the articles of incorporation or the bylaws of Diplomat or amend or other otherwise change the equivalent organizational documents of any subsidiary of Diplomat in any material respect;

(ii)

issue, sell, grant, pledge or otherwise encumber or authorize the issuance, sale, grant, pledge or other encumbrance of any equity securities of Diplomat or any of its subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such equity securities, or options, warrants or any other rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than the issuance of Shares upon the exercise or vesting of options to purchase Common Stock and RSU Awards, in each case, to the extent outstanding as of the date of the Merger Agreement and in accordance with their terms, the Company Stock Plans and past practice;

(iii)	sell, lease, license, rent, assign, abandon, encumber (except with respect to certain liens expressly permitted under the Merger Agreement) or otherwise dispose of any properties, legal entities,

assets, product lines or businesses, except (i) sales or dispositions made in connection with any transaction between or among Diplomat and any of its subsidiaries or between or among any of Diplomat’s subsidiaries, (ii) sales, leases, licenses, rents, assignments, abandonments, encumbrances or other dispositions made in the ordinary course of business consistent with past practice or (iii) pursuant to Diplomat’s material contracts;

(iv)	declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of Diplomat, whether payable in cash, stock, property or a combination thereof;

(v)

(A) adjust, reclassify, combine, split, subdivide or amend the terms of any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities, except with respect to this clause (B) for acquisitions, or deemed acquisitions, of Shares in connection with forfeitures of equity incentive awards, the exercise of options to purchase Common Stock or in connection with the vesting or settlement of restricted stock units or restricted stock awards (including in connection with tax withholdings), in each case outstanding as of the date of the Merger Agreement or as permitted thereby and in accordance with their terms and the terms of the Diplomat stock plans and past practice;

(vi)

merge or consolidate Diplomat or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation, or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Diplomat or any of its subsidiaries;

(vii)

make or make any offer to make any acquisition of a material business or any material assets from (including by merger, consolidation, acquisition of stock or assets, contributions to capital or otherwise) any other person;

(viii)

create, incur, redeem, repurchase, prepay, defease, cancel, restructure, refinance or otherwise acquire, or modify the terms of, any indebtedness or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), or assume or guarantee the obligations of any person (other than a wholly owned subsidiary of Diplomat) for borrowed money, except (A) for borrowings in the ordinary course of business consistent with past practice in an aggregate principal amount not to exceed $5,000,000 outstanding at any time, (B) indebtedness among Diplomat and its subsidiaries or among Diplomat’s subsidiaries, (C) indebtedness under any credit facility of Diplomat in existence as of the date of the Merger Agreement in the ordinary course of business consistent with past practice and (D) for any guarantee by Diplomat of existing indebtedness of Diplomat’s subsidiaries or guarantee by Diplomat’s subsidiaries of existing indebtedness of Diplomat or any of its subsidiaries; provided, that any indebtedness created, incurred, redeemed, repurchased, restructured, refinanced, acquired or for which Diplomat or any of its subsidiaries otherwise becomes liable under this provision shall not be subject to any prepayment penalty;

(ix)

make any loans, advances or capital contributions to, or investments in (whether through the acquisition of stock, contributions to capital, property transfer or purchase of property or assets or otherwise), any other person (other than any of Diplomat’s subsidiaries) other than (i) loans made in the ordinary course of business not to exceed $1,000,000 in the aggregate and (ii) advances in the ordinary course of business;

(x)	except to the extent required by law or the terms of any Diplomat benefit plan in effect as of the date of the Merger Agreement, or as specifically contemplated by the Merger Agreement: (A) other than increases in salary and annual bonuses in the ordinary course of business consistent with past practice (the ordinary course including, for this purpose, the employee salary and bonus review process and related adjustments substantially as conducted prior to the date hereof and promotions), increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) other than in connection with the hiring of new employees who are hired to replace a similarly situated employee who was party to such an agreement (including officer-level employees) or the promotion of employees (including officer-level employees) in the ordinary course of business, in each case with an annualized base compensation less than $250,000, grant any rights to severance or termination pay or other termination benefit, or enter into any employment or severance agreement; (C) except (1) as permitted pursuant to clause (B) above or (2) for renewals or replacements of existing agreements with Diplomat Employees (as defined below) upon expiration of the term of the applicable agreement on substantially the same terms as the previous agreement, establish, adopt, enter into or amend any Diplomat benefit plans; (D) hire or engage, or terminate (other than for cause) the employment or services of, any officer, employee, independent contractor or individual consultant who has annualized base compensation greater than $250,000; (E) grant or amend any equity-based awards; or (F) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Diplomat benefit plan;

(xi)

implement or make any change in accounting policies, procedures, methods, principles or practices, other than as required by GAAP or applicable law, each as concurred with by Diplomat’s independent registered public accountants;

(xii)

make any capital expenditures that in the aggregate exceed $1,000,000 that are not contemplated by the capital expenditures budget made available to UnitedHealth Group prior to the date of the Merger Agreement;

(xiii)

except with respect to shareholder litigation, (x) settle or compromise any claim or series of claims in connection with any legal or administrative demand, suit, claim, action, proceeding, investigation, charge, complaint, audit, formal inquiry, mediation or arbitration by or before any governmental entity or (y) otherwise, other than in the ordinary course of business, cancel any debts of any person to Diplomat or any of its subsidiaries or waive, release, assign, settle or compromise any claim or series of claims, in the case of clauses (x) and (y) collectively, other than waivers, releases, assignments, settlements or compromises of claims that do not, individually or in the aggregate, involve the payment of more than $1,000,000, each of which shall not impose any material restriction on the business of Diplomat or any of its subsidiaries;

(xiv)

except in the ordinary course of business, (x) materially amend, terminate or waive any material right under any of Diplomat’s material contracts or (y) enter into any contract that would constitute a material contract if it were in effect on the date of the Merger Agreement;

(xv)

revoke or change any tax election, file any amended tax return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign law), request any tax ruling from any governmental entity, or surrender any claim for a refund of taxes, settle or compromise any income tax claim or assessment, in each case other than as required by GAAP, applicable law or any governmental entity with competent jurisdiction;

(xvi)	enter into any new line of business;

(xvii)

other than in the ordinary course of business consistent with past practice, agree to materially reduce the amount of insurance coverage, or fail to use commercially reasonable efforts to seek to renew or replace (to the extent such renewal or replacement is available) any existing insurance policies, for Diplomat and its subsidiaries;

(xviii)

amend any material permit of Diplomat or any of its subsidiaries in a manner that materially and adversely impacts the ability to conduct its business, or terminate or allow to lapse any material permit in a manner that materially and adversely impacts the ability of Diplomat and its subsidiaries to conduct the business of Diplomat and its subsidiaries;

(xix)

other than in the ordinary course of business consistent with past practice, cancel, allow to lapse or otherwise abandon any material intellectual property owned by Diplomat or any of its subsidiaries in a manner that materially and adversely impacts the ability of Diplomat and its subsidiaries to conduct the business of Diplomat and its subsidiaries;

(xx)	amend or modify the engagement letter of Diplomat’s financial advisor in a manner that increases the fee or commission payable by Diplomat or any of its subsidiaries; or

(xxi)	enter into any contract, or otherwise agree or authorize, or make any binding commitment, to do any of the foregoing.

No Solicitation

Diplomat has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, it will not, and will cause its subsidiaries and affiliates and its and their respective officers (including members of Diplomat’s executive committee and management committee), directors, financial advisors, investment bankers and legal counsel to not, and will use its reasonable best efforts to cause its and their other representatives to not, (i) continue any solicitations, discussions or negotiations with any person that may be ongoing with respect to any actual or potential Competing Proposal (as defined below); and (ii) (A) directly or indirectly through intermediaries initiate, solicit or knowingly encourage, induce or facilitate the submission of any Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal; (B) furnish any non-public information regarding Diplomat or any of its subsidiaries to any third person in connection with or in response to a Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal; (C) directly or indirectly through intermediaries conduct, continue or otherwise participate in any discussions or negotiations with any third person, or cooperate in any way with any such third person, with respect to any Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to the restrictions contained in the Merger Agreement and to limit its conversations or other communication regarding such Competing Period or inquiry or proposal that would reasonably be expected to lead to a Competing Proposal exclusively to such referred); (D) approve, recommend, execute or enter into any letter of intent, acquisition agreement, merger agreement, joint venture agreement or similar contract with respect to a Competing Proposal (in each case, whether written, oral, binding or non-binding); (E) approve any transaction under, or any third person (other than Parent, Purchaser or their affiliates) becoming an “interested shareholder” under, Section 778 of the MBCA; (F) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Diplomat or any of its subsidiaries or (G) resolve to do any of the foregoing.

However, if at any time after the date of the Merger Agreement and prior to the Acceptance Time, (i) Diplomat receives a bona fide written Competing Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement and (ii) Diplomat’s board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and that the failure to take action with respect to which would be inconsistent with Diplomat’s board of directors’ fiduciary duties under applicable law, then Diplomat, its subsidiaries and their respective representatives may (x) furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to Diplomat and its subsidiaries to the person making such Competing Proposal and its representatives and (y) participate in discussions or negotiations with the person making such Competing Proposal and its representatives regarding such Competing Proposal.

Diplomat will promptly (and in any event within 24 hours) notify UnitedHealth Group in writing (A) of the receipt of any Competing Proposal or a request for information relating to Diplomat or any of its subsidiaries that is reasonably likely to lead to, or that contemplates, a Competing Proposal, the material terms and conditions of any such Competing Proposal (including a copy or description (as applicable) of such Competing Proposal) and the identity of the person making any such Competing Proposal and keep UnitedHealth Group reasonably informed on a current basis of the material terms and status (including any change to the material terms thereof or any material change to the status) of any Competing Proposal, including by promptly (and in any event no later than 24 hours after receipt) providing to UnitedHealth Group copies of any proposals, indications of interest, draft agreements and material correspondence relating to such Competing Proposal or (B) if it commences furnishing non-public information to, or commences discussions or negotiations with, a third person as allowed pursuant to the non-solicitation provisions of the Merger Agreement and will contemporaneously provide to UnitedHealth Group any information concerning Diplomat or any of its subsidiaries provided or made available to such other person (or its representatives) that was not previously provided to UnitedHealth Group. Diplomat is also required to provide UnitedHealth Group with at least two business days’ prior written notice of any meeting of Diplomat’s board of directors (or such lesser notice as is provided to members of Diplomat’s board of directors) at which Diplomat’s board of directors is reasonably expected to consider any Competing Proposal.

For purposes of the Merger Agreement, “Competing Proposal” means any bona fide inquiry, proposal, indication of interest or offer not solicited in breach of the non-solicitation provisions of the Merger Agreement from any person (other than UnitedHealth Group, Purchaser or their respective affiliates) relating to the acquisition, directly or indirectly (whether by merger, consolidation, share exchange, equity investment, joint venture, recapitalization, liquidation, dissolution, extraordinary dividend or otherwise), in one transaction or a series of related transactions, by any person of (i) any business or assets of Diplomat or its subsidiaries representing more than 15% of the consolidated revenues, net income or assets of Diplomat and its subsidiaries, taken as a whole, (ii) Diplomat’s and its subsidiaries’ pharmacy benefit management business (whether by acquisition of equity or assets or otherwise), (iii) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing, directly or indirectly, more than 15% of the issued and outstanding shares of Common Stock or more than 15% of the total voting capital stock of Diplomat or (iv) any combination of the foregoing.

For purposes of the Merger Agreement, “Superior Proposal” means a written Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty (50%)) made by any person on terms that Diplomat’s board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, and considering the legal, financial, regulatory and other factors of such Competing Proposal (including the conditionality and the timing and likelihood of the consummation of such proposal), including the identity of the person making such Competing Proposal and financing terms thereof, and such other factors as Diplomat’s board of directors considers to be appropriate, is more favorable to Diplomat’s shareholders from a financial point of view than the Transactions (after taking into account any proposed revisions to the terms of the Merger Agreement that UnitedHealth Group has committed in writing to make pursuant to its match rights provided for in the Merger Agreement).

Diplomat Board Recommendation; Change of Company Recommendation

Diplomat’s board of directors made the Diplomat Board Recommendation, which includes the recommendation that the shareholders of Diplomat accept the Offer and tender their Shares to Purchaser in the Offer. Diplomat also consented to the inclusion of the Diplomat Board Recommendation in this Offer to Purchase and the documents related to the Offer.

Except as permitted by the Merger Agreement, neither Diplomat’s board of directors nor any committee thereof may (i) adopt, authorize, approve or recommend, or publicly propose to adopt, authorize, approve or recommend, any Competing Proposal, (ii) withdraw, change, qualify, withhold or modify or amend in a manner adverse to

UnitedHealth Group the Diplomat Board Recommendation, or publicly propose to withdraw, change, qualify, withhold or modify or amend in a manner adverse to UnitedHealth Group the Diplomat Board Recommendation, (iii) fail to include the Diplomat Board Recommendation in the Schedule 14D-9 when disseminated to Diplomat’s shareholders, (iv) publicly recommend a tender offer or exchange offer (other than the Offer), (v) make any public statement inconsistent with the Diplomat Board Recommendation, (vi) if a Competing Proposal shall have been publicly announced or disclosed, promptly following a written request from UnitedHealth Group to do so, fail to recommend against such Competing Proposal or fail to reaffirm the Diplomat Board Recommendation within the timeframes specified in the Merger Agreement (any action set forth in the foregoing clauses (i) through (vi), a “Change of Company Recommendation”) or (vii) authorize, cause, approve, recommend or allow Diplomat or any of its subsidiaries or any of their respective representatives to execute or enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, joint venture agreement or other similar agreement relating to, or that would reasonably be expected to lead to, any Competing Proposal (other than an acceptable confidentiality agreement) or requiring, or that would reasonably be expected to cause, Diplomat to abandon, terminate or fail to consummate the Transactions.

However, at any time prior to the Acceptance Time, Diplomat’s board of directors may make a Change of Company Recommendation if, and only if, prior to taking such action: (i) a bona fide, written, Competing Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement is made to Diplomat by a third person and is not withdrawn and Diplomat’s board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and that failure to make a Change of Company Recommendation would be inconsistent with Diplomat’s board of directors’ fiduciary duties under applicable law; (ii) Diplomat provides UnitedHealth Group prior written notice of its intention to make a Change of Company Recommendation (a “Notice of Change of Recommendation”) in accordance with the terms of the Merger Agreement; (iii) Diplomat and its representatives have negotiated in good faith with UnitedHealth Group with respect to any changes to the terms of the Merger Agreement proposed by UnitedHealth Group for at least five business days following receipt of the Notice of Change of Recommendation (and any amendment to any of the financial terms or any other material term of such Superior Proposal will require a new Notice of Change of Recommendation and Diplomat will be required to comply with these requirements anew, except that the references to five business days will be deemed to be two business days); and (iv) following the period referred to in clause (iii), giving due consideration to any changes to the terms of the Merger Agreement proposed by UnitedHealth Group in writing, Diplomat’s board of directors has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Competing Proposal would nevertheless continue to constitute a Superior Proposal if such changes to which UnitedHealth Group has committed to in writing were to be given effect and that the failure to make a Change of Company Recommendation would be inconsistent with Diplomat’s board of directors’ fiduciary duties under applicable law.

Additionally, other than in connection with a Competing Proposal, Diplomat’s board of directors may, prior to the Acceptance Time, make a Change of Company Recommendation in response to a material event, development or change in circumstances with respect to Diplomat and its subsidiaries, taken as a whole, that occurred or arose after the date of the Merger Agreement, which (i) was unknown to and not reasonably foreseeable by Diplomat’s board of directors as of or prior to the date of the Merger Agreement and (ii) becomes known to or by Diplomat’s board of directors prior to the Acceptance Time and does not relate to: (A) a Competing Proposal, (B) changes in the market price or trading volume of the Shares, (C) Diplomat or any of its subsidiaries having exceeded or met any internal or published projections, forecasts or predictions of revenues, earnings or other financial performance for any period ending on or after the date of the Merger Agreement, (D) changes in GAAP, other applicable accounting rules or applicable law, (E) changes in the industries in which Diplomat or any of its subsidiaries operate, (F) changes in the general economic or business conditions within the U.S. or other jurisdictions in which Diplomat and its subsidiaries have operations, or (G) compliance with or performance under the Merger Agreement or the Transactions, in each case subject to certain exceptions (an “Intervening Event”), if, prior to taking such action, (w) Diplomat’s board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with Diplomat’s board of directors’ fiduciary duties under applicable law; (x) Diplomat has given UnitedHealth Group at least five business days’ prior written notice of its intention to take such action, specifying in reasonable detail the Intervening Event and the potential reasons that Diplomat’s board of directors is proposing to effect a Change of Company Recommendation, (y) Diplomat has negotiated in good faith with UnitedHealth Group during such five business day period to enable UnitedHealth Group to propose revisions to the terms of the Merger Agreement such that it would cause Diplomat’s board of directors to not make such Change of Company Recommendation and (z) following the end of such five business day period, Diplomat’s board of directors shall have considered in good faith any revisions to the terms of the Merger Agreement to which UnitedHealth Group has committed in writing and shall have determined, after consultation with its independent financial advisor and outside legal counsel (assuming the revisions proposed by UnitedHealth Group in writing were to be given effect), that the Intervening Event is continuing and that the failure to make a Change of Company Recommendation would be inconsistent with Diplomat’s board of directors’ fiduciary duties under applicable law.

Access to Information. During the Pre-Closing Period, Diplomat will, and will cause its subsidiaries to: (i) provide UnitedHealth Group, Purchaser and their respective representatives with reasonable access during normal business hours in a manner so as not to unreasonably interfere with the operation of any business conducted by Diplomat or its subsidiaries, upon reasonable prior notice to Diplomat, to the officers, employees, representatives, properties, offices and other facilities of Diplomat and its subsidiaries and to their books and records, contracts, tax returns, accountant work papers, permits and any report, schedule or other document filed or received by Diplomat pursuant to the requirements of applicable law, and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities and personnel of Diplomat and its subsidiaries as UnitedHealth Group or its representatives may reasonably request, subject to the limitations and exceptions set forth in the Merger Agreement.

Other Covenants of the Parties

Appropriate Action; Consents; Filings. Subject to the terms and conditions of the Merger Agreement, each of UnitedHealth Group and Diplomat will (and will cause their respective affiliates to) use its reasonable best efforts to take all actions and assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate the Transactions contemplated by the Merger Agreement and to cause the conditions to the Merger and the Offer to be satisfied as promptly as reasonably practicable, including to use reasonable best efforts to:

(i)

cause the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) as promptly as practicable and to promptly obtain all actions or nonactions, consents, permits, waivers, clearances, approvals, authorizations and orders from any governmental entity or other person that are required in connection with the consummation of the transactions contemplated by the Merger Agreement;

(ii)

as promptly as practicable, and, with respect to filings required under the HSR Act, within ten business days after the date of the Merger Agreement, make and not withdraw all registrations and filings with any governmental entity or other person required in connection with the consummation of the transactions contemplated by the Merger Agreement, including the filings required of the parties or their “ultimate parent entities” under the HSR Act or any other Antitrust Laws (as defined below), and promptly make any further filings in connection therewith that may be necessary or advisable; and

(iii)	execute and deliver, as promptly as practicable, any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

UnitedHealth Group and Diplomat will also use their reasonable best efforts to take promptly any and all steps reasonably necessary to avoid or resolve each and every impediment under any Antitrust Laws that may be asserted by any governmental entity or any other person in connection with the Merger Agreement so as to enable the Closing to occur expeditiously, subject to certain exceptions and limitations set forth in the Merger Agreement.

Directors & Officers Indemnification and Insurance. From and after the Effective Time, UnitedHealth Group will cause the Surviving Corporation to indemnify, defend and hold harmless each current or former director or officer of Diplomat or any of its subsidiaries and each such person who performed services at the request of Diplomat or any of its subsidiaries (the “Indemnified Parties”) as provided by the articles of incorporation and bylaws of Diplomat or the organizational documents of the applicable Diplomat subsidiary or as provided in any contractual indemnification agreement set forth on a specified section of Diplomat’s Company Disclosure Schedule, in each case as in effect as of the date of the Merger Agreement, against (i) all losses, reasonable and documented expenses (including, if and to the extent provided for in the articles of incorporation or bylaws of Diplomat or the organizational documents of any Diplomat subsidiary, as applicable, reasonable attorneys’ fees and expenses in advance of the final disposition of any covered matter), judgments, fines, claims, damages or liabilities or amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time to the extent that they are based on or arise out of the fact that such person is or was a director or officer or performed services at the request of Diplomat or any of Diplomat’s subsidiaries and (ii) all of the items specified in clause (i) to the extent they are based on or arise out of or pertain to the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time.

Diplomat will use reasonable best efforts to, prior to the Effective Time, and if Diplomat is unable to, the Surviving Corporation will use reasonable best efforts to, promptly following the Effective Time, obtain and fully pay the premium for an insurance indemnification policy that provides coverage until the sixth anniversary of the Effective Time, with respect to those events occurring prior to the Effective Time, from Diplomat’s current insurance carriers or insurance carriers with the same or better credit ratings as Diplomat’s current insurance carriers containing terms, conditions, retentions and limits of liability no less favorable in the aggregate than the existing policy for the benefit of the Indemnified Parties who are currently covered by the existing policy. However, in no event will the premium for such policy exceed 300% of the current aggregate annual premium paid by Diplomat with respect to its existing policy in place at Closing without the prior written consent of UnitedHealth Group; provided that if the premium of such policy would exceed such amount, Diplomat or the Surviving Corporation, as the case may be, will use reasonable best efforts to obtain a policy with the greatest coverage reasonably available for a cost not exceeding such amount.

Takeover Statutes. UnitedHealth Group, Purchaser and Diplomat will use all reasonable efforts to take all action reasonably necessary so that no state takeover law is or becomes applicable to restrict or prohibit the Transactions or the transactions contemplated by the Tender Agreement.

If any state takeover law is or becomes applicable, or purports to be applicable, to restrict or prohibit the Transactions or the transactions contemplated by the Tender Agreement, each of UnitedHealth Group, Purchaser and Diplomat will use all reasonable efforts to take all action reasonably necessary so that the Transactions or the transactions contemplated by the Tender Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such any such state takeover law on the Transactions or the Tender Agreement.

Employee Benefit Matters. For a period of one year following the Effective Time, UnitedHealth Group will provide or cause its subsidiaries, including the Surviving Corporation, to provide all persons who are employed by Diplomat or any of its subsidiaries as of immediately prior to the Effective Time (each, a “Diplomat Employee”) (i) base salary or base wages, target annual cash bonus and commission opportunities (excluding any equity based compensation opportunities and any retention bonus or special one-time payments) that are no less favorable than those provided to such Diplomat Employee immediately prior to the Effective Time, (ii) severance benefits to each Diplomat Employee that are no less favorable than the severance benefits that would have been provided in accordance with Diplomat’s severance plans or policies applicable to such Diplomat Employee immediately prior to the Effective Time, if any, as set forth in Diplomat’s Company Disclosure Schedule and (iii) retirement and health and welfare benefits (including paid-time off) to each Diplomat Employee that are no less favorable, in the aggregate, to those provided to such Diplomat Employee immediately prior to the Effective Time or, in UnitedHealth Group’s discretion, are substantially comparable to those made available to similarly situated employees of UnitedHealth Group and its subsidiaries. Nothing in the Merger Agreement will be construed to be a guarantee of employment for any current or former employee of Diplomat or any of its subsidiaries, or (except as provided in any applicable employment agreement or other contract) to restrict the right of UnitedHealth Group or the Surviving Corporation to terminate the employment of such employee. Notwithstanding the foregoing, any terms and conditions of employment for those Diplomat Employees covered under a collective bargaining agreement will be as provided under such collective bargaining agreement or as otherwise agreed between Diplomat and the applicable labor union.

From and after the Effective Time, UnitedHealth Group will, or will cause its subsidiaries, including the Surviving Corporation, to assume and honor Diplomat’s and its subsidiaries’ employment, severance, retention, cash incentive compensation and termination plans, policies, programs, agreements and arrangements in effect as of immediately prior to the Effective Time, in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including such terms pertaining to any right to amend or terminate.

UnitedHealth Group will provide, or will cause its subsidiaries, including the Surviving Corporation, to provide, each Diplomat Employee who participates in Diplomat’s annual cash incentive program for the 2019 calendar year a payment (if unpaid prior to the Closing) no less than that due with respect to such Diplomat Employee’s annual bonus under such program in accordance with the terms thereof determined based on actual achievement of target performance goals for the 2019 calendar year as determined by Diplomat’s board of directors.

UnitedHealth Group and its subsidiaries, including the Surviving Corporation, will recognize for all purposes (except with respect to defined benefit pension benefit accruals) the service of Diplomat Employees with or otherwise credited by Diplomat or any of its subsidiaries prior to closing as service with UnitedHealth Group or any of its subsidiaries, including the Surviving Corporation, under any “employee benefit plan” (as such term is defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended) and any other employee benefit plan, program, policy or arrangement maintained by UnitedHealth Group or any of its subsidiaries, including the Surviving Corporation, in which a Diplomat Employee is first eligible to participate from and after the Effective Time, including any vacation, paid time off and severance plans, but excluding any employee benefit plans that are frozen or grandfathered as of the Effective Time (the “New Plans”), to the same extent such service was recognized by Diplomat or any Diplomat subsidiary under the analogous Diplomat benefit plan in which such Diplomat Employee participated immediately prior to the Effective Time. Notwithstanding the foregoing, such service need not be recognized to the extent that such recognition would result in any duplication of benefits. In addition, such service will not be recognized for purposes of eligibility for retirement vesting under the equity incentive plans of UnitedHealth Group.

In addition, UnitedHealth Group will, or will cause its subsidiaries, including the Surviving Corporation, to (A) waive or cause to be waived all pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any New Plans to the extent waived or satisfied under the comparable benefit plan of Diplomat or any of its subsidiaries immediately prior to the Effective Time and (B) use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Diplomat Employee (and his or her eligible dependents) under such Diplomat benefit plan during the calendar year in which the Diplomat Employee first becomes eligible to participate in a New Plan for purposes of satisfying such year’s deductible and co-payment limitations under the New Plan (to the same extent such credit was given under the analogous Diplomat benefit plan prior to the Effective Time), subject to Diplomat and its subsidiaries timely providing adequate data to UnitedHealth Group, in a format reasonably required by UnitedHealth Group.

If requested in writing by UnitedHealth Group at least ten business days prior to the Effective Time, Diplomat’s board of directors or appropriate committee will adopt resolutions and take such corporate action as is reasonably necessary to terminate each Diplomat benefit plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (collectively, the “Diplomat 401(k) Plan”) effective as of the day prior to the Effective Time. In the event UnitedHealth Group requests that the Diplomat 401(k) Plan be terminated, UnitedHealth Group will take any and all actions as may be required, including amendments to the Diplomat 401(k) Plan or UnitedHealth Group’s applicable 401(k) plan (the “UnitedHealth 401(k) Plan”), to (i) provide that Diplomat Employees will be eligible to participate in the UnitedHealth 401(k) Plan, effective as soon as practicable following the Effective Time, and (ii) permit the Diplomat Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof from the Diplomat 401(k) Plan to the UnitedHealth 401(k) Plan.

Rule 14d-10 Matters. Prior to the Acceptance Time, Diplomat will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) of the Exchange Act any employment compensation, severance or employee benefit arrangements entered into on or after the date of the Merger Agreement by Diplomat, any of its subsidiaries or any affiliate of UnitedHealth Group with current or future directors, officers or employees of Diplomat or its subsidiaries and will ensure that any such arrangements fall within the safe harbor provisions of Rule 14d-10(d).

Shareholder Litigation. Diplomat will promptly (and in any event within 48 hours) notify UnitedHealth Group of becoming aware of any litigation commenced against it or any of its directors, officers or affiliates, relating to the Merger Agreement or the Transactions and will keep UnitedHealth Group promptly and reasonably informed regarding any such litigation. Diplomat will give UnitedHealth Group the opportunity to participate in the defense or settlement of any such shareholder litigation, including the opportunity to review and comment on all filings or responses, and Diplomat will in good faith take UnitedHealth Group’s views into account. Diplomat will not settle or offer to settle any action commenced prior to or after the date of the Merger Agreement against Diplomat or its directors, executive officers or similar persons by any Diplomat shareholder relating to the Merger Agreement, the Offer, the Merger or the other Transactions without the prior written consent of UnitedHealth Group, which consent will not be unreasonably withheld, conditioned or delayed.

Other Covenants. The Merger Agreement contains other customary covenants, including, among other things, covenants relating to public announcements, confidentiality, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, advice of certain changes and repayment of debt.

Termination

The Merger Agreement may be terminated at any time prior to the Acceptance Time, only as follows:

(i)	by mutual written consent of UnitedHealth Group and Diplomat;

(ii)

by either UnitedHealth Group or Diplomat if the Acceptance Time has not occurred on or before the date that is six months after the date of the Merger Agreement (such date, the “Outside Date”); provided, that if on the Outside Date any applicable waiting period (or any extension thereof) under the HSR Act relating to the Offer or the Merger has not expired or terminated, or if any governmental entity of competent jurisdiction has issued or entered any judgment (relating to Antitrust Law) that enjoins, restrains, prohibits, prevents or makes illegal the making of the Offer, the consummation of the Offer or the Merger, then either UnitedHealth Group or Diplomat may, upon notice to the other, extend the Outside Date to the date that is twelve months after the date of the Merger Agreement; provided further that the right to extend the Outside Date shall not be available to any party if the failure of such closing conditions to be satisfied was due to the material breach of such party of its obligations to use reasonable best efforts to cause the conditions to

Closing to be satisfied as promptly as reasonably practicable; and provided further that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Acceptance Time to occur was due to the material breach of such party of any of its representations, warranties, covenants or agreements in the Merger Agreement;

(iii)

by either UnitedHealth Group or Diplomat if at the Expiration Time, (A) each condition to the Offer (other than the Minimum Tender Condition) has been satisfied or waived, (B) the Minimum Tender Condition has not been satisfied and (C) no further extensions or re-extensions of the Offer are permitted or required pursuant to the Merger Agreement (together, an “Offer Termination”);

(iv)

by either UnitedHealth Group or Diplomat if a governmental entity of competent jurisdiction has issued or entered any final and non-appealable judgment, order, award, injunction, ruling, writ, assessment, determination, directive, settlement or decree that permanently enjoins, restrains, prohibits or makes illegal the Offer or the Merger; provided, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if such final and nonappealable judgment, order, award, injunction, ruling, writ, assessment, determination, directive, settlement or decree was due to the material breach of such party of any of its representations, warranties, covenants or agreements in the Merger Agreement;

(v)

by UnitedHealth Group if (A) Diplomat shall have failed to include the Diplomat Board Recommendation in the Schedule 14D-9 or shall have effected a Change of Company Recommendation or (B) Diplomat materially violates or materially breaches the non-solicitation provisions of the Merger Agreement;

(vi)

by Diplomat if Diplomat’s board of directors shall have effected a Change of Company Recommendation in accordance with the terms of the Merger Agreement in order to enter into a definitive acquisition agreement with respect to a Superior Proposal concurrently therewith, provided that (A) Diplomat has (I) complied with its non-solicitation obligations under the Merger Agreement with respect to such Superior Proposal in all but de minimis respects and (II) otherwise complied with its non-solicitation obligations under the Merger Agreement in all material respects and (B) Diplomat pays UnitedHealth Group the Company Termination Fee (as defined below) prior to, or concurrently with, such termination;

(vii)

by UnitedHealth Group if (A) there is an inaccuracy in Diplomat’s representations or warranties contained in the Merger Agreement or Diplomat fails to perform any of its covenants or agreements in the Merger Agreement, in either case such that the Offer Conditions set forth in clause (c)(ii) or (c)(iii) of Annex II of the Merger Agreement would not be satisfied, (B) UnitedHealth Group has delivered to Diplomat written notice of such inaccuracy or failure to perform, and (C) such inaccuracy or failure to perform cannot be cured by the Outside Date, or at least thirty days have elapsed since written notice of such inaccuracy or failure to perform from UnitedHealth Group to Diplomat (or, if earlier than the end of such thirty days, the Outside Date), and such inaccuracy or failure to perform has not been cured; provided, that, UnitedHealth Group will not have the right to terminate the Merger Agreement pursuant to this provision if the inaccuracy of the representations or warranties of UnitedHealth Group or Purchaser contained in the Merger Agreement or UnitedHealth Group’s or Purchaser’s failure to perform its covenants or agreements contained in the Merger Agreement would prevent UnitedHealth Group or Purchaser from consummating the Transactions; or

(viii)

by Diplomat if (A) there is an inaccuracy in UnitedHealth Group’s or Purchaser’s representations or warranties contained in the Merger Agreement or UnitedHealth Group or Purchaser fail to perform any of their covenants or agreements in the Merger Agreement, in either case that would prevent UnitedHealth Group or Purchaser from consummating the Transactions, (B) Diplomat has delivered to UnitedHealth Group written notice of such inaccuracy or failure to perform, and (C) such inaccuracy or failure to perform cannot be cured by the Outside Date, or at least thirty days have elapsed since written notice of such inaccuracy or failure to perform from Diplomat to UnitedHealth Group (or, if earlier than the end of such thirty days, the Outside Date) and such inaccuracy or failure to perform has not been cured; provided, that, Diplomat will not have the right to terminate the Merger Agreement pursuant to this provision if the inaccuracy of the representations or warranties of Diplomat contained in the Merger Agreement or Diplomat’s failure to perform its covenants or agreements contained in the Merger Agreement is such that the Offer Conditions set forth in clause (c)(ii) or (c)(iii) of Annex II of the Merger Agreement would not be satisfied.

Effect of Termination

In the event of the termination of the Merger Agreement by either Diplomat or UnitedHealth Group pursuant to the terms of the Merger Agreement, the Merger Agreement will become void and there will be no liability or obligation on the part of UnitedHealth Group, Purchaser or Diplomat or their respective subsidiaries, officers or directors, in either case, except (i) specified sections of the Merger Agreement will survive and remain in full force and effect and (ii) no party will be relieved of any liabilities, or damages incurred or suffered by another party as a result of, such party’s fraud, intentional misrepresentation or willful breach of any representations, warranties, covenants or agreements set forth in the Merger Agreement. Each of the parties is entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of the Merger Agreement.

Expenses

Except as provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expense.

Termination Fee

In the event that the Merger Agreement is terminated by: (i) UnitedHealth Group (A) for the failure by Diplomat to have included the Diplomat Board Recommendation in the Schedule 14D-9, (B) following a Change of Company Recommendation or (C) as a result of the material violation or material breach by Diplomat of its non-solicitation obligations under the Merger Agreement; (ii) either UnitedHealth Group or Diplomat as a result of a failure to close by the Outside Date or on the occurrence of an Offer Termination in circumstances in which UnitedHealth would have been permitted to terminate pursuant to the foregoing clause (i); (iii) Diplomat in order to enter into a definitive acquisition agreement with respect to a Superior Proposal pursuant to the terms of the Merger Agreement; or (iv)(A) either UnitedHealth Group or Diplomat due to (1) failure to close by the Outside Date, (2) the occurrence of an Offer Termination or (3) an inaccuracy of any representation or warranty or failure to perform any covenant or agreement in the Merger Agreement on the part of Diplomat that is not cured in accordance with the Merger Agreement, (B) after the date of the Merger Agreement and prior to such termination of the Merger Agreement a Competing Proposal (other than with respect to the acquisition of Diplomat’s and its subsidiaries’ pharmacy benefit management business) has been made directly to Diplomat’s shareholders or otherwise publicly announced or publicly disclosed, or a bona fide third party or group has made, or disclosed its intention to make, such a Competing Proposal, directly or through an intermediary, to any member of Diplomat’s board of directors, and in each case such Competing Proposal has not been withdrawn in good faith at least five business days prior to such termination and (C) within 12 months of such termination, Diplomat has (1) entered into a definitive agreement with respect to any Competing Proposal (whether or not involving the same Competing Proposal) and such Competing Proposal is subsequently consummated or (2) otherwise consummated a Competing Proposal within such period (provided that for purposes of this clause (iv) the references to “15%” in the definition of “Competing Proposal” are deemed to be references to “50%”); then, Diplomat will pay to UnitedHealth Group or its designee the Company Termination Fee. However, in no event will Diplomat be required to pay the Company Termination Fee on more than one occasion.

“Company Termination Fee” means a cash amount equal to $15,000,000. The receipt of the Company Termination Fee will be deemed to be liquidated damages in a reasonable amount that will compensate UnitedHealth Group in the circumstances in which the Company Termination Fee is due and payable, and which do not involve fraud, intentional misrepresentation or willful breach, for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the Transactions.

Except in the case of fraud, intentional misrepresentation or willful breach, payment by Diplomat of the Company Termination Fee pursuant to the applicable sections of the Merger Agreement will be the sole and exclusive monetary remedy of UnitedHealth Group and Purchaser for any and all losses or damages suffered or incurred by UnitedHealth Group, Purchaser or any of their respective affiliates, stockholders or representatives in connection with the Merger Agreement (and the termination of the Merger Agreement), the Transactions (and the abandonment thereof) or the termination of the Merger Agreement.

If Diplomat fails to timely pay the Company Termination Fee when due, and, in order to obtain the Company Termination Fee, UnitedHealth Group or its affiliates commence a suit that results in a judgment against Diplomat for the Company Termination Fee or any portion thereof, Diplomat will reimburse UnitedHealth Group for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of the Company Termination Fee, together with interest on such amount from and including the date payment of such amount was due to, but excluding, the date of actual payment, at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus five percent.

Amendment

Prior to the Effective Time and subject to certain limited exceptions, the Merger Agreement may be amended, modified or supplemented with the approval of UnitedHealth Group’s, Purchaser’s and Diplomat’s boards of directors. The Merger Agreement may not be amended except by a written instrument signed on behalf of each of the parties to the Merger Agreement.

Waiver

Prior to the Effective Time, UnitedHealth Group and Purchaser, on the one hand, and Diplomat, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained in the Merger Agreement or in any document delivered pursuant thereto and (c) waive compliance by the other with any of the covenants, agreements or conditions contained in the Merger Agreement. However, after the Acceptance Time, there may not be any extension or waiver of the Merger Agreement that decreases the Merger Consideration or that adversely affects the rights of the holders of Shares thereunder without the approval of the holders of Shares at a duly convened meeting of such holders called to obtain approval of such extension or waiver.

Any extension or waiver will be valid only if set forth in writing. Any extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law

The Merger Agreement, and all claims or causes of action that may be based upon, arise out of or relate to the Merger Agreement or the negotiation, execution or performance thereof, is governed by, and will be construed in accordance with, Delaware law, without giving effect to the principles of conflicts of law, except to the extent the laws of Michigan are mandatorily applicable to the Transactions.

14.	Conditions of the Offer

Notwithstanding any other term of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, Purchaser is not obligated to accept for payment, and, subject to applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), is not obligated to pay for any Shares validly tendered pursuant to the Offer (and not properly withdrawn prior to the Expiration Time), unless the Minimum Tender Condition is satisfied and all other Offer Conditions are satisfied or waived as of the Expiration Time.

Purchaser will not be obligated to accept for payment, and, subject to applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), will not be obligated to pay for any Shares validly tendered pursuant to the Offer (and not properly withdrawn prior to the Expiration Time), if:

•	the Minimum Tender Condition has not been satisfied;

•	any applicable waiting period (or any extension thereof) under the HSR Act relating to the Offer or the Merger has not expired or terminated;

•

any judgment, order, award, injunction, ruling, writ, assessment, determination, directive, settlement, award or decree, whether temporary, preliminary or permanent, is in effect from any governmental entity of competent jurisdiction, or any law has been adopted or is effective, in each case that enjoins, restrains, prohibits, prevents or makes illegal the making of the Offer, the consummation of the Offer or the closing of the Merger;

•

subject to certain materiality standards, any representation or warranty of Diplomat is no longer accurate or Diplomat has failed to perform or comply with any of its agreements and covenants, each as set forth in the Merger Agreement;

•	UnitedHealth Group has not received a certificate from Diplomat certifying as to the satisfaction of certain conditions;

•	the Merger Agreement has been terminated pursuant to its terms; or

•	certain consents, authorizations and approvals have not been received or certain filings, applications and notices have not been made, in each case under certain state pharmacy laws.

The foregoing conditions are in addition to, and not in limitation of, the rights of UnitedHealth Group and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of UnitedHealth Group and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by UnitedHealth Group and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition) at or prior to the Expiration Time. The failure by UnitedHealth Group or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Certain Legal Matters; Regulatory Approvals

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by Diplomat, none of Diplomat, Purchaser or UnitedHealth Group is aware of any license or regulatory permit that appears to be material to the business of Diplomat that might be adversely affected by Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action would not result in consequences adverse to Diplomat’s business or that certain parts of Diplomat’s business would not have to be disposed of or other substantial conditions complied with in order to obtain any such approval or other action, any of which may give us the right to terminate the Offer without accepting for payment any Shares validly tendered (and not properly withdrawn). Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions. See Section 15 —“Conditions of the Offer.”

Antitrust Matters. The Offer and Merger are subject to the HSR Act, which requires that parties to certain mergers or acquisitions notify the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) of the proposed transaction and wait a specific period of time before closing while the agencies review the proposed transaction.

On December 12, 2019, UnitedHealth Group filed a premerger Notification and Report Form under the HSR Act with the DOJ and FTC in connection with the Offer and the Merger. On December 18, 2019, Diplomat filed a premerger Notification and Report Form under the HSR Act with the DOJ and the FTC in connection with the Offer and the Merger. The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., Eastern time, on December 27, 2019.

The FTC and the DOJ sometimes scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger even after the waiting period under the HSR Act has expired. At any time before or after Purchaser’s acquisition of Shares, the DOJ or the FTC could take such action under the Antitrust Laws as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or the Merger or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of assets of Diplomat or UnitedHealth Group or their subsidiaries or affiliates. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances.

Although UnitedHealth Group, Purchaser and Diplomat believe that the consummation of the Offer and the closing of the Merger will not violate any Antitrust Laws, there can be no assurance that a challenge on antitrust grounds to the Offer or the Merger will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain Offer Conditions, including conditions with respect to the matters described in this Section 15—“Certain Legal Matters.”

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non-U.S. laws and regulations) issued by a governmental entity that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

Regulatory Filings. In connection with the consummation of the Offer and the closing of the Merger, certain consents, authorizations, approvals, filings, applications and notices will be required under applicable healthcare laws pursuant to certain healthcare-related permits held by Diplomat. Diplomat and UnitedHealth Group presently intend to obtain such consents, authorizations and approvals and to make such filings, applications and notices. The receipt of certain of these consents, authorizations and approvals, and the making of certain of these filings, applications and notices is an Offer Condition.

Business Combination Statutes. In general, subject to certain exceptions and provided that a Michigan corporation elects to opt-in to the applicable provisions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; (ii) prior to such date, the board of directors, by resolution, exempted a particular interested shareholder from these provisions, or (iii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation’s stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder’s affiliates. The MBCA defines a “business combination” to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An “interested shareholder” is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation. Such requirements do not apply if the transaction satisfies fairness standards, other specified conditions are met and the interested shareholder has been a shareholder for at least five years. Diplomat’s board of directors has not elected to opt-in to these provisions.

Shareholder Approval Not Required. Section 703a(3) of the MBCA provides that shareholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 703a(3) of the MBCA, would be entitled to vote on the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 703a(3) of the MBCA, would be required to adopt the merger agreement. If the Minimum Tender Condition is satisfied and the Offer is consummated, we will have received a sufficient number of Shares to ensure that Diplomat will not be required to submit the adoption of the Merger Agreement to a vote of Diplomat shareholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions to the Merger set forth in the Merger Agreement, UnitedHealth Group, Purchaser and Diplomat will effect the Merger as soon as practicable, in accordance with Section 703a(3) of the MBCA. The Offer and the Merger do not require the vote of Diplomat’s shareholders.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares in the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Diplomat and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders before completion of a transaction.

16.	Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

Purchaser has retained Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. Purchaser has also agreed to reimburse the Depositary for certain reasonable and documented out-of-pocket expenses and to indemnify the Depositary against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. Purchaser has also agreed to reimburse the Information Agent for certain reasonable and documented out-of-pocket expenses and to indemnify the Information Agent against certain liabilities in connection with its services, including certain liabilities under the federal securities laws. In connection with its engagement, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone or other methods of electronic communication and may request that brokers, dealers, commercial banks, trust companies and other nominees forward the Offer materials to beneficial holders of Shares.

Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser, through the Information Agent, for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

Purchaser is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of tendered Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on our behalf not expressly contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Diplomat has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Diplomat” and Section 9—“Certain Information Concerning UnitedHealth Group and Purchaser.”

Denali Merger Sub, Inc.

January 9, 2020

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF UNITEDHEALTH GROUP AND PURCHASER

The names of the directors and executive officers of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group, and their present principal occupations or employment and material employment history for the past five years are set forth below. The business address of each of the directors and executive officers of UnitedHealth Group is 9900 Bren Road East, Minnetonka, Minnesota 55343. The business address of each of the directors and executive officers of Purchaser is c/o UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, Minnesota 55343.

UnitedHealth Group

Name	Age	Country of Citizenship	Position

Stephen J. Hemsley	67	United States	Chairman of the Board

William C. Ballard, Jr.	79	United States	Director

Richard T. Burke	76	United States	Director

Timothy P. Flynn	63	United States	Director

Michele J. Hooper	68	United States	Director

F. William McNabb III	62	United States	Director

Valerie C. Montgomery Rice, M.D.	58	United States	Director

John H. Noseworthy, M.D.	68	United States and Canada	Director

Glenn M. Renwick	64	New Zealand	Director

Gail R. Wilensky, Ph.D	76	United States	Director

David S. Wichmann	57	United States	Chief Executive Officer; Director

Andrew P. Witty	55	United Kingdom	President; Chief Executive Officer of Optum

Dirk C. McMahon	60	United States	Chief Executive Officer of UnitedHealthcare

John F. Rex	58	United States	Executive Vice President; Chief Financial Officer

Thomas E. Roos	47	United States	Senior Vice President; Chief Accounting Officer

Marianne D. Short	68	United States	Executive Vice President; Chief Legal Officer

D. Ellen Wilson	62	United States	Executive Vice President

Mr. Hemsley is Chairman of the Board of UnitedHealth Group and has served in that capacity since November 2019. Mr. Hemsley previously served as Executive Chairman of the Board from 2017 to November 2019, as Chief Executive Officer from 2006 to August 2017, President from May 1999 to November 2014, and Chief Operating Officer from November 1998 to November 2006. He joined the Company in 1997 and has been a member of the Board of Directors since 2000. Mr. Hemsley currently serves as a director of Cargill, Inc.

Mr. Ballard served as Of Counsel to Bingham Greenebaum Doll LLP (formerly Greenebaum Doll & McDonald PLLC), a law firm in Louisville, Kentucky, from 1992 until 2008. In 1992, Mr. Ballard retired from Humana, Inc., a health and wellbeing company, after serving with Humana in various roles for 22 years, including as the Chief Financial Officer and a director. In the past five years, he also served as a director of Welltower, Inc. (formerly Health Care REIT, Inc.). He has been a member of the Board of Directors since 1993.

Mr. Burke is Lead Independent Director of the Board of Directors of UnitedHealth Group and has served in that capacity since September 2017. Mr. Burke served as Chairman of the Board from 2006 to August 2017, has been a member of our Board since 1977, and was Chief Executive Officer of UnitedHealthcare, Inc., our predecessor corporation, until 1988. From 1995 until 2001, Mr. Burke was the owner, Chief Executive Officer and Governor of the Phoenix Coyotes, a National Hockey League team. Mr. Burke serves as a director of Meritage Homes Corporation. He has been a member of the Board of Directors since 1977.

Mr. Flynn was Chairman of KPMG International (“KPMG”), a global professional services organization that provides audit, tax and advisory services, from 2007 until his retirement in October 2011. From 2005 until 2010, he served as Chairman and, from 2005 to 2008, as CEO of KPMG LLP in the U.S., the largest individual member firm of KPMG. Prior to serving as Chairman and CEO of KPMG LLP, Mr. Flynn was Vice Chairman, Audit and Risk Advisory Services, with operating responsibility for Audit, Risk Advisory and Financial Advisory Services practices. He previously served as a trustee of the Financial Accounting Standards Board, a member of the World Economic Forum’s International Business Council, and a director of the International Integrated Reporting Council. Mr. Flynn serves as a director of Alcoa Corporation, JPMorgan Chase & Co. and Walmart Inc. He has been a member of the Board of Directors since 2017.

Ms. Hooper is President and CEO of The Directors’ Council, a private company she co-founded in 2003 that works with corporate boards to increase their independence, effectiveness and diversity. She was President and CEO of Voyager Expanded Learning, a developer and provider of learning programs and teacher training for public schools, from 1999 until 2000. Prior to that, she was President and CEO of Stadtlander Drug Company, Inc., a provider of disease-specific pharmaceutical care, from 1998 until Stadtlander was acquired in 1999. Ms. Hooper is a nationally recognized corporate governance expert. Ms. Hooper serves as a director of PPG Industries, Inc. and United Airlines Holdings, Inc. She has been a member of the Board of Director’s since 2007.

Mr. McNabb served as Chairman of The Vanguard Group, Inc. from 2010 until his retirement in 2018. Mr. McNabb served as CEO from 2008 to 2017. He joined Vanguard in 1986. In 2010, he became Chairman of the Board of Directors and the Board of Trustees of the Vanguard group of investment companies. Earlier in his career, Mr. McNabb led each of Vanguard’s client facing business divisions. Mr. McNabb serves as the Vice-Chairman of the Investment Company Institute’s Board of Governors and served as Chairman from 2013 to 2016. Mr. McNabb is Chairman of the Board of the Zoological Society of Philadelphia and serves on the Wharton Leadership Advisory Board, the Dartmouth Athletic Advisory Board, Columbia Law School’s Millstein Center Advisory Board and the Ernst & Young Independent Audit Quality Board. Mr. McNabb is a board member of CECP: The CEO Force for Good. He also serves as a director of International Business Machines Corporation. He has been a member of the Board of Directors since 2018.

Dr. Montgomery Rice is President and Dean of the Morehouse School of Medicine, a medical school in Atlanta, Georgia, and has served in that capacity since 2014. Dr. Montgomery Rice served as the Executive Vice President and Dean from 2011 to 2014. Morehouse School of Medicine is among the nation’s leading educators of primary care physicians and was recently recognized as the top institution among U.S. medical schools for their social mission. Prior to joining Morehouse School of Medicine, she served as dean of the School of Medicine and Senior Vice President of health affairs at Meharry Medical College from March 2006 to June 2009, and as director of the Center for Women’s

Health Research, one of the nation’s first research centers devoted to studying diseases that disproportionately impact women of color, from 2005 to 2011. Dr. Montgomery Rice also serves as a Council Member of the National Institute of Health, National Center for Advancing Translational Science, and previously on the National Institute of Health’s Minority Health and Health Disparities and Office of Research on Women’s Health advisory councils and the Association of American Medical Colleges Council of Deans’ administrative board. Dr. Montgomery Rice is a member of the National Academy of Medicine and is a renowned infertility specialist and women’s health researcher. She has been a member of the Board of Directors since 2017.

Dr. Noseworthy is the former Chief Executive Officer and President of Mayo Clinic, the world renowned, non-profit health care organization. He retired at the end of 2018 after a 28 year career at Mayo Clinic, recognized by U.S. News and World Report as best in its honor roll of America’s top providers of care for patients with serious and complex problems. Mayo Clinic cares for patients from every state and 143 countries worldwide. Dr. Noseworthy joined Mayo Clinic in 1990 and has served in various capacities since that time, including chairman of Mayo Clinic’s internal Board of Governors, member of the Board of Trustees, Professor of Neurology at Mayo Clinic College of Medicine & Science, chair of Mayo’s Department of Neurology, medical director of the Department of Development and Vice Chair of the Mayo Clinic Rochester Executive Board. Dr. Noseworthy also served as editor-in-chief of Neurology, the official journal of the American Academy of Neurology, from 2007 to 2009. In the past five years, Dr. Noseworthy was a Health Governor of the World Economic Forum from 2012 to 2018 and served as a director of Merck & Co. He has been a member of the Board of Directors since 2019.

Mr. Renwick served as a director of Fiserv, Inc. from 2001 to July 2019, including as Chairman of Fiserv, Inc. from May 2017 to July 2019. Mr. Renwick served as Chairman of the Board of Directors of The Progressive Corporation, an auto insurance holding company, from November 2013 to May 2018, including as Executive Chairman of Progressive from July 2016 to June 2017, and as President and CEO from 2001 to 2016. Before being named President and CEO in 2001, Mr. Renwick served as CEO-Insurance Operations and Business Technology Process Leader at Progressive from 1998 to 2000. Prior to that, he led Progressive’s Consumer Marketing group and served as President of various divisions within Progressive. Mr. Renwick joined Progressive in 1986 as Auto Product Manager for Florida. He has been a member of the Board of Directors since 2008.

Dr. Wilensky has been a senior fellow at Project HOPE, an international health foundation, since 1993. From 2008 to 2009, Dr. Wilensky was President of the Department of Defense Health Board and chaired its sub-committee on health care delivery. From 2006 to 2008, Dr. Wilensky co-chaired the Department of Defense Task Force on the Future of Military Health Care. During 2007 she also served as a commissioner on the President’s Commission on Care for America’s Returning Wounded Warriors. From 2001 to 2003, she was the Co-Chair of the President’s Task Force to Improve Health Care for our Nation’s Veterans. From 1997 to 2001, she was also Chair of the Medicare Payment Advisory Commission. From 1992 to 1993, Dr. Wilensky served as the Deputy Assistant to President George H. W. Bush for policy development, and from 1990 to 1992, she was the Administrator of the Health Care Financing Administration (now known as the Centers for Medicare and Medicaid Services) directing the Medicaid and Medicare programs for the United States. Dr. Wilensky is a nationally recognized health care economist. Dr. Wilensky serves as a director of Quest Diagnostics Incorporated and ViewRay, Inc. She has been a member of the Board of Directors since 1993.

Mr. Wichmann is Chief Executive Officer of UnitedHealth Group and a member of the Board of Directors and has served in that capacity since September 2017. Mr. Wichmann previously served as President of UnitedHealth Group from November 2014 to August 2017. Mr. Wichmann also served as Chief Financial Officer of UnitedHealth Group from January 2011 to June 2016. From April 2008 to November 2014, Mr. Wichmann served as Executive Vice President of UnitedHealth Group and President of UnitedHealth Group Operations. Mr. Wichmann serves as a director of Tennant Company.

Mr. McMahon is Chief Executive Officer of UnitedHealthcare and has served in that capacity since June 2019. Mr. McMahon previously served as President and Chief Operating Officer of Optum from April 2017 to June 2019 an as Executive Vice President, Operations at UnitedHealth Group from November 2011 to November 2014. Mr. McMahon also served as Chief Executive Officer for OptumRx from November 2011 to November 2014. Prior to 2011, he held various positions in UnitedHealthcare in operations, technology and finance.

Before joining UnitedHealth Group, Mr. McMahon was head of airport operations worldwide for Northwest Airlines where he worked from 1985 to 2003.

Sir Andrew Witty is President of UnitedHealth Group and Chief Executive Officer of Optum and has served in such capacities since November 2019 and July 2018, respectively. He previously served as Executive Vice President of UnitedHealth Group from July 2018 to November 2019, and as a UnitedHealth Group director from August 2017 to March 2018. Prior to joining UnitedHealth Group, Mr. Witty was CEO and a board member of GlaxoSmithKline, a global pharmaceutical company, from 2008 to April 2017. Mr. Witty is a director of G1 Therapeutics.

Mr. Rex is Executive Vice President and Chief Financial Officer of UnitedHealth Group and has served in that capacity since June 2016. From March 2012 to June 2016, Mr. Rex served as Executive Vice President and Chief Financial Officer of Optum. From March 1999 to March 2012, Mr. Rex was at JP Morgan Chase & Co.

Mr. Roos is Senior Vice President and Chief Accounting Officer of UnitedHealth Group and has served in that capacity since August 2015. Prior to joining UnitedHealth Group, Mr. Roos was a Partner at Deloitte & Touche LLP, an independent registered public accounting firm, from September 2007 to August 2015.

Ms. Short is Executive Vice President and Chief Legal Officer of UnitedHealth Group and has served in that capacity since January 2013. Prior to joining UnitedHealth Group, Ms. Short served as the Managing Partner at Dorsey & Whitney LLP, an international law firm, from January 2007 to December 2012.

Ms. Wilson is Executive Vice President of UnitedHealth Group and has served in that capacity since June 2013. She also served as Chief Human Resources Officer of UnitedHealth Group from June 2013 through October 2019. From January 2012 to May 2013, Ms. Wilson served as Chief Administrative Officer of Optum. Prior to joining Optum, Ms. Wilson served for 17 years at Fidelity Investments, concluding her tenure there as head of Human Resources.

Purchaser

Name	Age	Country of Citizenship	Position

John Michael Prince	52	United States	Director; Chief Executive Officer and President

Jeffrey David Grosklags	49	United States	Director; Executive Vice President

Karen Elizabeth Peterson	48	United States	Secretary

Peter Marshall Gill	62	United States	Treasurer

John Michael Prince is Chief Executive Officer, President and director of Purchaser and has served in that capacity since Purchaser’s formation in December 2019. He has served as Chief Executive Officer of OptumRx since April 2017. He has held numerous roles with UnitedHealth Group since 2005, including as executive vice president and chief operating officer of Optum, and executive vice president and chief financial officer of Optum. Prior to joining UnitedHealth Group, Mr. Prince served as Senior Vice President, Healthcare Business Development & Strategy at JP Morgan Chase & Co. from June 2002 to October 2005.

Jeffrey David Grosklags is Executive Vice President and director of Purchaser and has served in that capacity since Purchaser’s formation in December 2019. Mr. Grosklags joined UnitedHealth Group in January 2006 and has served as Chief Financial Officer of OptumRx since March 2013. Prior to joining UnitedHealth Group, Mr. Grosklags was at Metris Companies Inc., a consumer credit card company, from December 1995 to December 2005.

Karen Elizabeth Peterson is Secretary of Purchaser and has served in that capacity since Purchaser’s formation in December 2019. She has also served as Senior Associate General Counsel since she joined UnitedHealth Group in July 2015. From March 2012 to July 2015, she served as Assistant General Counsel at Catamaran, which is a subsidiary of UnitedHealth Group that it acquired in 2015.

Peter Marshall Gill is Treasurer of Purchaser and has served in that capacity since Purchaser’s formation in December 2019. He has also served as Senior Vice President, Treasurer & Chief Investment Officer of UnitedHealth Group since July 2018. He has held numerous roles with UnitedHealth Group since 2008, including as Senior Vice President, Corporate Development. Mr. Gill served as Managing Director at KPMG from June 2006 to May 2008.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Diplomat or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

Computershare Trust Company, N.A.

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street Suite V Canton, Massachusetts 02021

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, (including the Form W-9) and the Notice of Guaranteed Delivery and the Form W-9 may be directed to the Information Agent at the location and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (866) 829-0135

Banks and Brokers: (212) 269-5550

Email: DPLO@dfking.com